Exhibit 99.1
Scotiabank reports second quarter earnings of more than $1.5 billion with record revenues
YEAR-TO-DATE PERFORMANCE
versus key 2011 financial and operational objectives was as follows:
TARGETS
1	Earn a return on equity (ROE)(1) of 16 to 20%. For the six months Scotiabank earned an ROE of 20.6%.
2	Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was 34%.
3	Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 53.1% for the six months.
4	Maintain strong capital ratios. At 12.0%, Scotiabank’s Tier 1 capital ratio remains strong.
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 41 for details.

(1) Refer to page 5 for a discussion of non-GAAP measures.
Toronto, May 31, 2011 — Scotiabank today reported second quarter income of $1,543 million. Diluted earnings per share were $1.36. Return on equity remained strong at 22.9%. This quarter, the Bank benefitted from the recognition of gains of $286 million related to two recent acquisitions, pursuant to certain new Canadian accounting standards which require all acquisitions to be recorded at fair value. These gains amounted to 26 cents per share. Excluding these gains, diluted earnings per share were $1.10, compared to $1.02 in the same period a year ago and return on equity was 18.5%. A dividend of 52 cents per common share was announced.
     “This was a solid quarter with good performance across our four business lines, with record revenues even without the one-time gains,” said Rick Waugh, Scotiabank President and CEO. “Our proven, straightforward business model is well-diversified and, together with our strong risk management practices and culture of expense control, continues to deliver sustainable growth in Canada and internationally.
     “With net income of $444 million, Canadian Banking had a good quarter. Strong competitive pricing pressures impacted margins but we were successful at offsetting these with volume and market share increases in our key products. Scotiabank experienced market share gains in residential mortgages, small business, personal deposits and sales of mutual funds through our delivery channels. The increase in mutual funds and creditor insurance sold through our branches demonstrates successful collaboration with the wealth management business line. Strong expense controls and a decrease in provisions for credit losses also contributed to these results.
     “International Banking’s business with net income of $402 million, has seen good growth over the last quarter, particularly in the commercial lending platform. It has also benefitted from widening margins in certain key markets. In addition, recent acquisitions continue to provide a meaningful contribution to overall results.
     “Global Wealth Management completed the acquisition of DundeeWealth this quarter and with this strategic addition, achieved a significant milestone, surpassing $100 billion in assets under management. Our combined businesses in Canada were ranked second in mutual fund market share among banks and first in total net sales for the industry in the quarter. Global Wealth Management reported net income of $489 million this quarter including a gain of $260 million from the revaluation of the original 18% investment in DundeeWealth. The business reported strong performance across all its wealth management and insurance platforms.
     “Scotia Capital reported net income of $357 million this quarter reflecting contributions from all businesses. We continue to see the positive result of broad diversification and sustainable growth in our capital markets platform with a higher return on equity.
     “Our Tier 1 capital ratio remains strong at 12.0%, which enables us to invest in growth and ensures we are able to meet future regulatory changes, while providing our shareholders with a solid return on their investment.
     “With the results we are reporting today, we remain on track to achieve our goals for 2011.”

FINANCIAL HIGHLIGHTS

	As at and for the three months ended				For the six months ended
	April 30	January 31	April 30		April 30	April 30
(Unaudited)	2011	2011	2010		2011	2010

Operating results ($ millions)
Net interest income	2,214	2,300	2,058		4,514	4,205
Net interest income (TEB(1))	2,283	2,371	2,129		4,654	4,351
Total revenue	4,517	4,125	3,873		8,642	7,779
Total revenue (TEB(1))	4,586	4,196	3,944		8,782	7,925
Provision for credit losses	262	269	338		531	709
Non-interest expenses	2,378	2,286	1,967		4,664	3,976
Provision for income taxes	334	370	444		704	956
Provision for income taxes (TEB(1))	403	441	515		844	1,102
Net income	1,543	1,200	1,097	(2)	2,743	2,085	(2)
Net income attributable to common shareholders of the Bank	1,464	1,123	1,048		2,587	1,987

Operating performance
Basic earnings per share ($)	1.36	1.08	1.02		2.44	1.93
Diluted earnings per share ($)	1.36	1.07	1.02		2.44	1.93
Diluted cash earnings per share(1) ($)	1.38	1.09	1.04		2.48	1.97
Return on equity(1) (%)	22.9	18.7	19.9		20.6	18.7
Productivity ratio (%) (TEB(1))	51.8	54.5	49.9		53.1	50.2
Net interest margin on total average assets (%) (TEB(1))	1.68	1.75	1.73		1.72	1.74

Balance sheet information ($ millions)
Cash resources and securities	200,327	175,495	181,390
Loans and acceptances	294,412	292,179	281,268
Total assets	571,541	541,268	526,125
Deposits	396,054	374,866	371,249
Preferred shares	4,384	3,975	3,975
Common shareholders’ equity	26,398	24,106	21,577
Assets under administration(1)	332,997	252,870	230,964
Assets under management(1)(3)	106,802	55,814	50,466

Capital measures
Tier 1 capital ratio (%)	12.0	11.8	11.2
Total capital ratio (%)	13.9	13.7	13.3
Tangible common equity to risk-weighted assets(1)(4)(%)	9.3	9.9	8.9
Assets-to-capital multiple	17.6	17.6	17.7
Risk-weighted assets ($ millions)	222,304	215,332	215,115

Credit quality
Net impaired loans ($ millions)	2,881	2,944	2,475
General allowance for credit losses ($ millions)	1,412	1,410	1,450
Sectoral allowance ($ millions)	—	—	24
Net impaired loans as a % of loans and acceptances(5)	0.98	1.01	0.88
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.38	0.38	0.55		0.38	0.55

Common share information
Share price ($)
High	61.28	57.72	55.33		61.28	55.33
Low	56.25	52.11	44.39		52.11	44.12
Close	57.69	56.46	51.78
Shares outstanding (millions)
Average — Basic	1,079	1,044	1,030		1,061	1,028
Average — Diluted	1,080	1,044	1,031		1,062	1,029
End of period	1,082	1,047	1,034
Dividends per share ($)	0.52	0.49	0.49		1.01	0.98
Dividend yield(6) (%)	3.5	3.6	3.9		3.6	3.9
Market capitalization ($ millions)	62,434	59,090	53,544
Book value per common share ($)	24.39	23.03	20.87
Market value to book value multiple	2.4	2.5	2.5
Price to earnings multiple (trailing 4 quarters)	13.1	13.9	14.2

Other information
Employees	73,558	71,653	68,028
Branches and offices	3,276	2,794	2,730

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Non-controlling interest has been deducted from net income. Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards related to business combinations adopted effective November 1, 2010.

(3)	Comparative amounts have been restated to reflect the updated definition of assets under management. Refer to page 5 for a discussion on non-GAAP measures.

(4)	Comparative amounts have been restated to reflect the revised definition of tangible common equity to risk-weighted assets. Refer to page 5 for a discussion of non-GAAP measures.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Based on the average of the high and low common share price for the period.
2      Scotiabank Second Quarter Report 2011

Contents
4	Notable Business Highlights

Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
6	Financial results

9	Risk management

10	Balance sheet

11	Capital management

11	Common dividend

12	Financial instruments

12	Selected credit instruments

12	Off-balance sheet arrangements

13	Accounting Policies and Controls
13	Accounting policies and estimates

13	Changes in accounting policies

14	Future accounting changes

16	Changes in internal control over financial reporting

16	Related party transactions

16	Outlook

17	Business Segment Review

23	Quarterly Financial Highlights

24	Share Data

Interim Consolidated Financial Statements

25	Interim Consolidated Financial Statements

29	Notes to the Interim Consolidated Financial Statements

41	Shareholder Information
Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2010 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www. sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
Scotiabank Second Quarter Report 2011      3

2011 Objectives
Our Balanced Scorecard
Financial
•	Return on equity of 16-20%
•	Diluted earnings per common share growth of 7-12%
•	Strong capital ratios
•	Long-term shareholder value through increases in dividends and stock price appreciation
People
•	High levels of employee satisfaction and engagement
•	Enhance diversity of workforce
•	Collaboration
Customer
•	High levels of customer satisfaction and loyalty
•	Deeper relationships existing customers
•	New customer acquisition
Operational
•	Productivity ratio of <58%
•	Strong practices in corporate governance and compliance processes
•	Efficiency and expense management
•	Commitment to corporate social responsibility and strong community involvement
Notable Business Highlights
Growing our business
This quarter Scotiabank completed the acquisition of Pronto!, Uruguay’s third-largest consumer finance company, the market leader in personal loans.
     Scotia Capital acted as Co-Bookrunner on the $393 million IPO of Parallel Energy Trust. In connection with this transaction, Scotia Capital also provided lending, FX, and commodities hedging services to Parallel Energy.
     Scotia Capital acted as Joint Lead Arranger on a US$2.7 billion financing to support Walter Energy’s acquisition of Western Coal Corp. Scotia Capital also provided crucial FX advice and support in conjunction with the multi-staged acquisition.
     Scotia Capital was ranked first by Bloomberg in Canadian equity underwriting to date in 2011.
     In the second quarter, Global Wealth Management’s assets under management surpassed $100 billion. ScotiaFunds and Dynamic funds, on a combined basis, were ranked first in total net sales of mutual funds for the Canadian industry and second in mutual fund market share among Canadian banks.
     Among personal trust companies, Scotiatrust ranked first in total estate assets based on Investor Economics’ Winter 2011 Fee Based Report. Scotiatrust was also top-ranked for trust and foundation assets added.
Recognized for excellence
For the second consecutive year Scotiabank was named on the Maclean’s Magazine GREEN 30 list of Canadian companies whose employees believe their employers best incorporate environmental stewardship into their business models and corporate cultures. THE GREEN 30 list is independently compiled by AON Hewitt Associates.
     Scotiabank’s Canadian mobile banking service was awarded the Celent Model Bank Award, acknowledging innovative and effective use of technology in banking.
     Scotiabank’s Guangzhou Branch was recognized for best performance in foreign exchange (swap) business in China’s Guangdong Province interbank foreign exchange market for 2010 by the National China Foreign Exchange Trading Center (CFETC). The Guangzhou Scotiabank Branch received the “2010 Excellence Award” for the fourth consecutive year by the CFETC, the interbank trading and foreign exchange division of China’s central bank.
     The Toronto Customer Contact Centre received the platinum-level Contact Center Employer of Choice (CCEOC) Certification for 2011. For the third consecutive year, Scotiabank attained the highest score of any financial institution.
     Scotia Capital’s Risk Solutions Group was ranked first in Canada for the ninth year in a row, by a reputable third-party organization in its prestigious 2011 Survey of Derivatives Users in Canada.
Community involvement
Scotiabank kicked off a national fundraising campaign in support of the 6th World Conference on Breast Cancer in Hamilton June 7-11, 2011. Branches across Canada are selling lapel pins to provide financial assistance to global participants who could not otherwise afford to attend the Conference. Scotiabank has been the premier sponsor of the conference since its inception 15 years ago.
     Scotiabank President and Chief Executive Officer Rick Waugh announced plans for a Canadian scholarship program based on the ideals of the US-based Horatio Alger Association. Mr. Waugh received the Horatio Alger Association International Award, which honors the achievements of outstanding individuals while promoting the benefits of higher education.
4      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $69 million, compared to $71 million in the same quarter last year and $71 million in the prior quarter. For the six months, the TEB gross-up to net interest income and the provision for income taxes was $140 million compared to $146 million for the same period last year. For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Diluted cash earnings per share
The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after—tax amortization of intangible assets.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Commencing this year, return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income available to common shareholders grossed up for the incremental cost of non-common equity capital instruments. Return on economic equity for the business segments for comparative periods has been restated.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s balance sheet. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.
Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s balance sheet. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.
Scotiabank Second Quarter Report 2011      5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	May 31, 2011
Financial results
Scotiabank’s net income was $1,543 million in the second quarter. This compares to net income before non-controlling interests of $1,124 million in the same period last year, and $1,200 million last quarter. Diluted earnings per share were $1.36, compared to $1.02 in the same period a year ago and $1.07 last quarter. Return on equity remained strong at 22.9%, compared to 19.9% last year and 18.7% last quarter.
Change in accounting standards
During the quarter the Bank elected to adopt the new Canadian accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests effective November 1, 2010. The adoption of these standards resulted in the recognition of gains of $286 million. The gains arose substantially from accounting for the Bank’s acquisition of DundeeWealth Inc. (DundeeWealth). This additional investment was considered a step-acquisition and accounted for on a fair value basis. A gain of $260 million was recognized on the revaluation of the Bank’s original 18% investment in DundeeWealth.
     The remaining $26 million gain related to the accounting for another recent acquisition, which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non-monetary assets, resulting in a higher gain in income under the new standards.
     Under prior Canadian GAAP $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.
     The adoption of new standards also resulted in a reclassification of non-controlling interests from liabilities to equity and, as a result, non-controlling interests’ share of income is no longer deducted to arrive at net income for this year. Refer to page 29 for further information.
Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the quarter-over-quarter and year-over-year change in key income statement items.

($ millions except	For the three				For the six
per share amounts)	months ended				months ended
	Apr. 30, 2011	vs.	Apr. 30, 2011	vs.	Apr. 30, 2011	vs.
	Apr. 30, 2010		Jan. 31, 2011		Apr. 30, 2010

U.S./Canadian dollar exchange rate (average)
April 30, 2011	$1.027		$1.027		$1.011
January 31, 2011			$0.995
April 30, 2010	$0.973				$0.961

% change	6%		3%		5%

Impact on income:
Net interest income	$(30)		$(29)		$(59)
Other income	(30)		(19)		(59)
Non-interest expenses	16		16		37
Other items (net of tax)	9		7		18

Net income	$(35)		$(25)		$(63)

Earnings per share (diluted)	(0.03)		(0.02)		(0.06)

Impact by business line:
Canadian Banking	(1)		(2)		(2)
International Banking	(11)		(12)		(20)
Global Wealth Management	(4)		(3)		(8)
Scotia Capital	(12)		(6)		(19)
Other	(7)		(2)		(14)

Q2 2011 vs Q2 2010
Net income
Scotiabank’s net income was $1,543 million in the second quarter, which compares to net income before non-controlling interests of $1,124 million in the same period last year, an increase of $419 million, or 37%. The increase included the gains of $286 million on adoption of the new accounting standards. Excluding these gains, net income was up 12%. Contributing to these strong results were solid underlying net interest income, increased wealth management, investment banking and securitization revenues, lower provisions for credit losses and the impact of a lower effective income tax rate. These increases were partly offset by higher non-interest expenses and lower trading results.
Total revenue
This quarter, total revenue (on a taxable equivalent basis) was $4,586 million, up $642 million or 16% from the same quarter last year, including the negative impact of foreign currency translation of $60 million. The increase in total revenue was attributable to the gains from the adoption of the new accounting standards, solid underlying net interest income, contributions from recent acquisitions, and increased underwriting fees. These items were partly offset by lower trading revenues and decreases in net gains on securities.
6      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $2,283 million, up $154 million or 7% over the same quarter last year. Excluding the negative impact of foreign currency translation of $30 million, net interest income grew by $184 million or 9%. The underlying increase was due mainly to asset growth as the net interest margin narrowed year over year. The asset growth was primarily in residential mortgages in Canada and commercial and retail lending in International Banking including the acquisition of R-G Premier Bank. There were also increases in securities purchased under resale agreements and trading securities in Scotia Capital, reflecting the expansion of the fixed income business, partly offset by lower corporate lending volumes in Scotia Capital.
     The Bank’s net interest margin was 1.68% in the second quarter compared to 1.73% in the same quarter last year. The lower net interest margin was a result of a higher level of low spread assets, such as securities purchased under resale agreements, trading securities, and non-earning assets. Canadian Banking’s net interest margin was compressed due to consumer shift towards lower yielding variable rate mortgages. These items were partly offset by positive changes in the fair value of financial instruments used for asset/liability management purposes and the higher spread of the loan portfolio of R-G Premier Bank.
Other income
Other income was $2,303 million this quarter, up 27% or $488 million from $1,815 million in the same quarter last year, including the gains of $286 million from the adoption of the new accounting standards. The remaining increase of $202 million or 11% was due mainly to higher wealth management revenues from the combination of a recent acquisition and higher mutual fund fees from existing operations due to growth in assets under management. Underwriting fees and transaction-based revenues were higher. There was also a positive change in the fair value of non-trading financial instruments. These items were partly offset by a reduction in trading revenues, primarily from the institutional equity business and a decline in net gains on securities.
Provision for credit losses
The provision for credit losses was $262 million this quarter, down $76 million from $338 million in the same period last year. The year-over-year decline was due primarily to lower provisions in International Banking and Canadian Banking, somewhat offset by moderately higher provisions in Scotia Capital.
Further discussion on credit risk is provided on page 9.
Non-interest expenses and productivity
Non-interest expenses were $2,378 million this quarter, $411 million or 21% higher than the same period last year. Acquisitions accounted for $226 million of the increase. The most notable increase was in compensation-related expenses that reflected increases in staffing levels and higher pension costs from changes in actuarial assumptions and plan asset values. The growth in performance-based compensation was in line with the higher revenues. Increases in other expense categories reflected the Bank’s growth initiatives.
     The productivity ratio was 51.8%, compared to 49.9% in the same quarter last year.
Taxes
The effective tax rate for this quarter was 17.8%, down from 28.3% in the same quarter last year. The decrease from a year ago was substantially due to the non-taxable gains of $286 million that arose from the adoption of the new accounting standards and a higher level of tax-exempt income. There was also a reduction in the statutory rates in Canada. These items were partially offset by lower income in low tax jurisdictions.
Q2 2011 vs Q1 2011
Net income
Net income increased by $343 million to $1,543 million from the previous quarter. This quarter-over-quarter growth was due mainly to the impact of the adoption of the new accounting standards, higher net gains on securities, increased mutual funds revenues, and the impact of a lower effective income tax rate. These items were partially offset by lower net interest income, partly from the impact of the shorter quarter and lower trading revenues.
Total revenue
Compared with last quarter, total revenue (on a taxable equivalent basis) was up $390 million or 9%, including gains from the adoption of the new accounting standards. Quarter-over-quarter business growth reflected contributions from recent acquisitions and higher net gains on securities from lower writedowns. These increases were partially offset by a decline in net interest income from three fewer days in the quarter and lower trading results.
Net interest income
Compared to the previous quarter, net interest income (on a taxable equivalent basis) declined $88 million or 4%. The decrease was attributable mainly to a decline in the net
Scotiabank Second Quarter Report 2011      7

MANAGEMENT’S DISCUSSION & ANALYSIS
interest margin and the impact of three fewer days in the quarter, partly offset by asset growth.
     The decline in the net interest margin from 1.75% in the previous quarter to 1.68% in the current quarter, was due mainly to higher volumes of lower-spread deposits with banks, margin compression in the Canadian floating rate portfolio and lower loan origination fees. These items were partly offset by positive changes in fair value of financial instruments for asset/liability management purposes.
Other income
Quarter over quarter, other income was up $478 million or 26%, including the gains of $286 million from the adoption of the new accounting standards. The remaining increase of $192 million or 10% was from higher net gains on securities as a result of lower writedowns and increased wealth management revenues. The latter arose from a combination of contributions from a recent acquisition and higher mutual fund fees from existing operations due to growth in assets under management. These items were offset partly by lower trading revenues across all Scotia Capital businesses.
Provision for credit losses
The provision for credit losses was $262 million this quarter down $7 million from the prior quarter. Specific provisions fell in Canadian Banking, but increased in Scotia Capital. Quarter over quarter, provisions in International Banking were flat.
Further discussion on credit risk is provided on page 9.
Non-interest expenses and productivity
Non-interest expenses were $92 million higher than the first quarter. Excluding the impact of recent acquisitions, non-interest expenses declined by $105 million. This decrease was primarily attributable to lower stock-based compensation this quarter due mainly to the impact of new grants awarded in the first quarter and ongoing vesting of existing grants. The prior quarter included a gain of $35 million on the final wind-up and settlement of a subsidiary pension plan.
     The productivity ratio was 51.8% compared to 54.5% in the previous quarter.
Taxes
The effective tax rate was 17.8%, down from 23.6% last quarter. The decrease was substantially due to the non-taxable accounting gains that arose from the adoption of the new accounting standards. There was also a higher level of tax-exempt income which was partially offset by higher taxes in foreign subsidiaries.
Year-to-date Q2 2011 vs Year-to-date Q2 2010
Net income
Net income for the six months was $2,743 million, which compares to net income before non-controlling interests of $2,138 million in the same period last year. This growth of $605 million or 28% was achieved despite the negative impact of foreign currency translation of $63 million. The year-over-year increase reflected the gains from the adoption of the new acquisition-related accounting standards, increased net interest income, higher securitization revenues, strong wealth management and investment banking revenues, lower provisions for credit losses and the impact of a lower effective tax rate. Offsetting these items were lower net gains on securities, reduced trading revenues and increased non-interest expenses.
Total revenue
For the six months, total revenue (on a taxable equivalent basis) of $8,782 million was $857 million or 11% higher than the same period last year, including the negative foreign currency translation impact of $118 million and the gains from the adoption of the new accounting standards of $286 million. The underlying year-over-year growth was due primarily to increased wealth management revenues with contributions from both recent acquisitions and existing mutual fund operations, growth in net interest income, and higher underwriting and other transaction-based fees. These items were partially offset by reduced net gains on securities, and lower trading results compared to the record levels last year.
Net interest income
For the six-month period, net interest income (on a taxable equivalent basis) rose to $4,654 million, up $303 million or 7% from the same period last year, notwithstanding the negative foreign currency translation impact of $59 million. This increase was driven by asset growth, mainly in residential mortgages in Canada, trading securities and securities purchased under resale agreements in Scotia Capital, partly offset by a lower net interest margin.
     The year-to-date net interest margin was lower than the same period last year, due mainly to growth in low spread trading securities and securities purchased under resale agreements and lower loan origination fees. These items were partly offset by the positive fair value changes in financial instruments used for asset/liability management purposes and the higher spread on the loan portfolio of R-G Premier Bank.
8      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Other income
For the six-month period, other income was $4,128 million, an increase of $554 million or 16% from the same period last year. The results reflected the gains of $286 million from the adoption of the new accounting standards and higher wealth management revenues as a result of the recent acquisition of DundeeWealth and growth in the existing mutual funds business. There were also higher investment banking and securitization revenues. In addition, last year’s results included a loss on the Bank’s investment in an affiliate in Venezuela. These increases were partly offset by lower net gains on securities and decline in trading revenues, from the record levels last year.
Provisions for credit losses
For the six-month period, total provisions for credit losses were $531 million, down $178 million from $709 million during the same period last year. The majority of the decrease was attributable to lower provisions in International Banking and, to a lesser extent, in Canadian Banking, somewhat offset by moderately higher provisions in Scotia Capital.
Further discussion on credit risk is provided below.
Non-interest expenses and productivity
Year to date, non-interest expenses were $688 million or 17% above the same period last year. Recent acquisitions accounted for $261 million of the growth. The remaining increases of $427 million were due primarily to higher compensation-related expenses as a result of increased staffing levels and higher stock-based compensation from the cumulative impacts of new grants and ongoing vesting of existing grants. Pension and benefit expenses were also higher from changes in actuarial assumptions and plan asset values. The remaining growth across the expense categories was to support ongoing business initiatives.
     The year-to-date productivity ratio was 53.1%, compared to 50.2% for the same period last year.
Taxes
The year-to-date effective tax rate was 20.4%, compared to 30.9% for the same period last year. The decrease was due primarily to the non-taxable gains relating to the adoption of the new accounting standards, higher tax-exempt income and a reduction in the statutory tax rate in Canada.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 77 of the 2010 Annual Report.
Credit risk
Provision for credit losses
The provision for credit losses was $262 million this quarter, compared to $338 million in the same period last year and $269 million in the previous quarter.
     The provision for credit losses was $145 million in Canadian Banking, down from $189 million in the same quarter last year and $165 million in the previous quarter, as a result of lower provisions in both the retail and commercial portfolios.
     International Banking’s provision for credit losses was $106 million this quarter, compared to $173 million in the same period last year, and $107 million last quarter. The lower provisions compared to the same quarter last year were primarily attributable to the commercial portfolios in the Caribbean and Chile, and, to a lesser extent, lower retail provisions in Chile and Peru. Compared to last quarter, retail provisions in Mexico were higher given that last quarter included the benefit of a one-time recovery under the Mexican government’s mortgage support program. More than offsetting this increase were net reversals and recoveries of commercial provisions in Chile, and moderately lower retail provisions in the Caribbean.
     Scotia Capital’s provision for credit losses was $10 million this quarter, compared to net reversals and recoveries of $24 million in the same period last year and $3 million in the previous quarter. New provisions in Canada and Europe were somewhat offset by reversals and recoveries in the United States. Last year’s recoveries included a $19 million reversal of the sectoral allowance specific to the automotive industry.
Impaired loans
Total gross impaired loans at April 30, 2011 were $4,255 million, down $166 million from October 31, 2010, attributable to declines in most business lines.
     Total net impaired loans in Canadian Banking were $586 million, down from $608 million at October 31, 2010, due to declines in retail loans partially offset by increases in commercial net impaired loans.
     International Banking’s total net impaired loans decreased to $2,120 million from $2,209 million as at October 31, 2010 due to declines in both retail and commercial portfolios.
     In Scotia Capital, total net impaired loans were $163 million at the end of this quarter, compared to $227 million at the end of last year, due to reductions in the U.S., Canadian and European portfolios.
Allowance for credit losses
The total allowance for credit losses decreased to $2,794 million as at April 30, 2011 from $2,796 million as at October 31, 2010.
Scotiabank Second Quarter Report 2011      9

MANAGEMENT’S DISCUSSION & ANALYSIS
     Specific allowances in Canadian Banking increased to $638 million as at April 30, 2011 from $608 million as at October 31, 2010 due to increases in both the retail and commercial portfolios.
     In International Banking, specific allowances declined to $676 million from $705 million last year end, primarily due to decreases in commercial portfolio partially offset by increases in the retail portfolio.
     Scotia Capital’s specific allowances declined to $57 million from $64 million as at October 31, 2010, primarily due to write-offs and the impact of foreign currency translation.
     The general allowance for credit losses was $1,412 million as at April 30, 2011, slightly above $1,410 million last year end, reflecting recent acquisitions.
Overview of loan portfolio
A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at April 30, 2011, these loans amounted to $180 billion or 61% of the Bank’s total loans outstanding, in line with last quarter (after specific allowances but before general allowances for credit losses). A very high percentage of these residential mortgages and consumer loans are secured, with Canadian Banking’s portfolio 92% secured and International Banking’s portfolio 78% secured, in line with amounts at year end.
Sovereign credit risk
There was no significant change since year end to the Bank’s sovereign credit risk exposure for certain countries that have been an area of recent focus. In addition, the Bank has partially reduced its exposure to Irish banks since the year end. Refer to page 35 of the 2010 Annual Report.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the second quarter, the average one-day VaR was $12.1 million compared to $13.4 million for the same quarter last year. The change was primarily the result of higher diversification between risk factors partially offset by increased equity risk. Compared to the previous quarter, the average one-day VaR increased from $11.7 million to $12.1 million due primarily to increased equity risk.

	Average for the three months ended
Risk factor	April 30	January 31	April 30
($ millions)	2011	2011	2010

Interest rate	$11.9	$11.2	$12.2
Equities	7.3	4.1	6.5
Foreign exchange	1.4	1.2	1.5
Commodities	2.0	2.0	1.9
Diversification effect	(10.5)	(6.8)	(8.7)

All-Bank VaR	$12.1	$11.7	$13.4

     There were two trading loss days in the second quarter, compared to six days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2011 liquid assets were $187 billion or 33% of total assets, compared to $161 billion or 30% of total assets as at January 31, 2011. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 61% and 39%, respectively (January 31, 2011 — 67% and 33%, respectively). In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As at April 30, 2011, total assets pledged were $105 billion, compared to $99 billion as at January 31, 2011. The quarter-over-quarter change was due largely to an increase in assets pledged under security borrowing and lending transactions. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.
Balance sheet
The Bank’s total assets at April 30, 2011 were $572 billion, up $45 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, total assets rose $59 billion or 11%.
     Cash resources grew by $25 billion, primarily from an increase in interest bearing deposits with banks. Securities purchased under resale agreements decreased $2 billion.
     Total securities increased by $12 billion from October 31, 2010, mainly in trading securities from higher holdings of equities and U.S. and other highly-rated foreign government debt. Equity accounted investments decreased $353 million due primarily to the acquisition of the remaining shares of DundeeWealth.
     As at April 30, 2011, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,126 million, an increase of $63 million from last quarter. Increases in the values of corporate bonds and equity securities from improvements in capital markets were partially offset by decreases in unrealized gains on mortgage-backed securities created and retained by the Bank.
     The Bank’s loan portfolio increased $3 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, loans increased $8 billion or 3%. There was
10      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
growth of $5 billion in business and government loans primarily in ScotiaMocatta. There were declines in the retail portfolio, primarily in personal loans, which decreased by $2 billion.
     The increases of $1.2 billion in goodwill and $2.6 billion in other intangible assets were due primarily to the acquisition of DundeeWealth.
     Total liabilities were $541 billion as at April 30, 2011, up $42 billion from October 31, 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $56 billion or 11%.
     Total deposits increased by $34 billion, net of negative foreign currency translation of $11 billion. The growth was primarily in business and government deposits which were up $30 billion, mainly in the U.S.. Personal deposits increased by $2 billion, primarily from growth in high interest savings accounts in Canada. Deposits by banks also rose $2 billion.
     Obligations related to securities sold short and obligations related to securities sold under repurchase agreements grew by $4 billion and $1 billion, respectively. Derivative instrument liabilities increased by $3 billion, which was similar to the increase in derivative instrument assets.
     Total shareholders’ equity rose $3,727 million from October 31, 2010 which included the reclassification of non-controlling interests of $576 million. This increase was driven by internal capital generation of $1,514 million, the issuance of common shares of $1.8 billion and preferred shares of $409 million for the purchase of DundeeWealth, as well as $399 million common shares issued under the Dividend Reinvestment Program and the exercise of options. Partially offsetting this growth was an increase of $1,016 million in accumulated other comprehensive loss, which arose primarily from an increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 40 to 46 of the 2010 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at April 30, 2011, were higher at 12.0% and 13.9%, respectively, compared to 11.2% and 13.3% as at April 30, 2010 and 11.8% and 13.8% as at October 31, 2010.
     The increase in the ratios was due to internally generated capital and the issuance of common and preferred shares for the acquisition of DundeeWealth. These capital increases more than offset the impact of increases in goodwill and intangibles from the acquisition, redemption of Tier 1 innovative capital instruments as well as growth in risk-weighted assets.
     The tangible common equity ratio was higher at 9.3% as at April 30, 2011, compared to 8.9% as at April 30, 2010, but lower when compared to 9.7% as at October 31, 2010, due to the impact of the DundeeWealth acquisition.
Basel III
On December 16, 2010, the Basel Committee on Banking Supervision (BCBS) published the final revised capital adequacy rules, commonly referred to as Basel III, that increases capital requirements and introduces an internationally harmonized leverage ratio. The increased capital requirements are to be phased-in commencing January 1, 2013 through January 1, 2019. As of January 2019, the bank will be required to meet a new minimum Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, of risk-weighted assets.
     The Bank has performed various analyses and projections and is satisfied that it will meet the 2019 Basel III capital requirements early in the transition period.
     In addition, on January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of these instruments.
     All of the Bank’s current non-equity capital instruments do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these capital instruments. However, the Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.
Common dividend
The Board of Directors, at its meeting on May 30, 2011, approved a quarterly dividend of 52 cents per common share. This quarterly dividend applies to shareholders of record as of July 5, 2011, and is payable July 27, 2011.
Scotiabank Second Quarter Report 2011      11

MANAGEMENT’S DISCUSSION & ANALYSIS
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 9. The methods of determining the fair value of financial instruments are detailed on pages 79 to 80 of the 2010 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $2,596 billion as at April 30, 2011, compared to $2,236 billion as at January 31, 2011, due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held-for-trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $21.5 billion, compared to $20.6 billion in the previous quarter.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 50 to 51 of the Bank’s 2010 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures. There have been no significant changes to the Bank’s exposure to mortgage-backed securities, asset-backed commercial papers, structured investment vehicles, Alt-A loans and securities, highly leveraged loans awaiting syndication and auction-rate securities.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
As at April 30, 2011, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Balance Sheet was $866 million (January 31, 2011 — $923 million; October 31, 2010 — $943 million). The fair value was $636 million (January 31, 2011 — $657 million; October 31, 2010 — $623 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since January 31, 2011 and October 31, 2010.
     The Bank’s remaining exposure to synthetic CDOs and CLOs was $129 million as at April 30, 2011 (January 31, 2011 — $128 million; October 31, 2010 — $185 million). During the quarter, the Bank recorded a pre-tax gain of $8 million in net income for changes in fair value of synthetic CDOs and CLOs (first quarter of 2011 — pre-tax gain of $9 million; second quarter of 2010 — pre-tax gain of $30 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since January 31, 2011 and October 31, 2010.
Trading portfolio
The Bank holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps.
     The risk profile of the Bank’s CDOs outstanding has not changed significantly from January 31, 2011.
Exposure to monoline insurers
There was no significant change to the Bank’s direct or indirect exposure to monoline insurers since the year end.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
     For a complete discussion of these types of arrangements, please refer to pages 46 to 49 of the Bank’s 2010 Annual Report.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.5 billion as at April 30, 2011 (January 31, 2011 — $1.3 billion; October 31, 2010 — $1.4 billion). As at April 30, 2011, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $0.8 billion (January 31, 2011 — $0.8 billion; October 31, 2010 — $0.9 billion). Funded assets purchased and held by the Bank’s two Canadian multi-sellers as at April 30, 2011, as reflected
12     Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
at original cost, were $0.8 billion (January 31, 2011 — $0.8 billion; October 31, 2010 — $0.9 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2010.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $6.4 billion as at April 30, 2011 (January 31, 2011 — $6.6 billion; October 31, 2010 — $6.5 billion).
     As at April 30, 2011, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $3.4 billion (January 31, 2011 — $3.3 billion; October 31, 2010 — $3.1 billion).
     Funded assets purchased and held by the Bank’s U.S. multi-seller conduit as at April 30, 2011 were $3.4 billion (January 31, 2011 — $3.3 billion; October 31, 2010 — $3.1 billion). The fair value of these assets as at April 30, 2011 was $3.1 billion (January 31, 2011 — $3.0 billion; October 31, 2010 — $2.7 billion). There has been no significant change in the composition of this conduit since October 31, 2010.
Other off-balance sheet arrangements
The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in the Bank’s exposures through these liquidity facilities since the year end. The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost- effective means to fund the growth in this portfolio. A further $1.5 billion in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $17.1 billion as at April 30, 2011, compared to $16.0 billion as at January 31, 2011.
     Guarantees and other indirect commitments increased 5% from October 31, 2010. Fees from guarantees and loan commitment arrangements recorded in other income were $108 million in the three-month period ended April 30, 2011, compared to $111 million in the previous quarter.
Accounting Policies and Controls
Accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2010 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in the Bank’s 2010 Annual Report.
Changes in accounting policies
Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.
     The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interest after the acquisition date.
     The Bank has elected to early adopt all three standards retrospectively from November 1, 2010. As a result, all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.
     The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:
•	The acquisition accounting is at fair value (under prior GAAP only the Bank’s proportionate share of fair value adjustments were accounted for);

•	Non-controlling interest is measured at fair value (excluding the proportionate share of goodwill) and treated as equity;

•	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some costs to be set up at acquisition date;

•	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;

•	When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

•	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to the revaluation of the original investment.
Scotiabank Second Quarter Report 2011      13

MANAGEMENT’S DISCUSSION & ANALYSIS
The retrospective application of the revised accounting standards resulted in a restatement of the first quarter consolidated financial statements only with respect to non-controlling interest. Other than the reclassification of non-controlling interest, there was no material impact to the Bank’s consolidated financial statements as at and for the quarter ended January 31, 2011. The reclassifications relating to non-controlling interests were as follows:
•	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.

•	Non-controlling interests’ portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Instead, net income is apportioned between the Bank’s equity holders and the non-controlling interests.
With respect to the second quarter consolidated financial statements, the adoption of these new Canadian accounting standards resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank’s investment in DundeeWealth. The additional investment was considered a step-acquisition and accounted for on a fair value basis resulting in a gain of $260 million from the revaluation of the Bank’s existing 18% investment in DundeeWealth.
     The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non-monetary assets, resulting in a higher gain in income under the new standards.
     Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.
     The adoption of these new accounting standards resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:
•	The gain from the revaluation of the Bank’s original investment is considered part of the purchase consideration; and

•	The common shares issued by the Bank as consideration for the acquisition were valued at closing date price versus announcement date price as per prior GAAP (incremental $110 million).
Future accounting changes
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010 (transition date).
     Pages 83 to 87 of the Bank’s 2010 Annual Report contain a comprehensive discussion of the Bank’s changeover plan, including key elements, milestones and status of the Bank’s IFRS project. In addition, accounting policy differences and choices under IFRS that have the potential to be the most significant to the Bank are discussed in detail. Readers are encouraged to review this comprehensive discussion in conjunction with the following.
Key elements of the Bank’s IFRS changeover plan
The following summarizes the Bank’s progress since the year end towards completion of selected key activities and milestones contained in its conversion plan.
Financial statement presentation
The recommended format of the IFRS consolidated balance sheet and statement of income was completed in the second quarter of this year. Preliminary shell IFRS note disclosures have been prepared. These statements and notes are expected to evolve over the year as the Bank continues to assess best practices and industry views.
     The quantification and preparation of the IFRS opening balance sheet and comparative year results continue, and will likely be an ongoing and iterative process through to 2012.
Training and communication
Training programs to finance and other key stakeholders, including the Board of Directors and senior management, continue to be provided including specific training to credit/ loan officers across the organization through various channels and are increasingly focused on specific subjects.
Information technology systems
A solution for the capture of comparative year financial information (including the IFRS opening balance sheet) has been implemented.
     The Bank has not identified the need for any significant modifications to its systems as a result of IFRS changes.
Business and process activities
Process changes are being implemented to address the impact on financial reporting, and on other areas such as the Bank’s performance measurement processes, including planning and budgeting and capital management.
Control environment
Changes in internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P), resulting from changes to policies, processes and systems, continue to be assessed and implemented as required.
14       Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Key financial impacts
Key differences between current accounting policies and IFRS requirements
The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. The key differences are discussed in more detail in the Bank’s 2010 Annual Report. Net adjustments to the Bank’s opening balance sheet resulting from differences between Canadian GAAP and IFRS will be recorded against retained earnings on transition, or other components of equity.
     The full impact of IFRS on the Bank’s consolidated financial results at the time of transition is dependent upon finalization and audit of the IFRS values, including finalization and approval of accounting policy choices and IFRS adoption decisions. As such, the Bank is still in the process of finalizing its IFRS adjustments. Estimates for certain significant opening balance sheet impacts, however, are discussed below. These estimates may change as the Bank refines its IFRS impacts and finalizes its IFRS accounting decisions. At this time, the total estimated negative impact on the Bank’s Tier 1 capital ratio of all transition date adjustments is approximately 75 basis points.
Consolidation
Canadian GAAP determines consolidation of an entity using the frameworks of the variable interest entity (VIE) and voting control model. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.
     Under IFRS, an entity (including a special purpose entity, SPE) is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.
     As a consequence of the differences in criteria, certain SPEs are required to be consolidated under IFRS that were not consolidated under Canadian GAAP including one Bank sponsored multi-seller conduit and the Bank’s capital instrument trusts. The estimated overall impact is an increase in the Bank’s assets of approximately $2.7 billion, an increase in liabilities of approximately $2.2 billion, an increase in capital instruments equity of approximately $0.8 billion, and a decrease in opening retained earnings of approximately $0.3 billion.
Business combinations
Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1), an entity may elect to not retrospectively restate any business combinations that occurred prior to the transition date.
     Although the Bank will likely elect to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS for items such as fair valuing contingent consideration and the recognition of intangible assets previously written off under Canadian GAAP. The estimated impact from these adjustments is an increase in assets of $2 million, an increase in liabilities of $47 million and a decrease to opening retained earnings of approximately $45 million after-tax.
Share-based payments
IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in fair value of the liability. Under Canadian GAAP, liability-classified awards are remeasured at each reporting date based on changes in the intrinsic value of such awards.
     IFRS 1 allows the choice of not having to remeasure liability-classified awards to their fair value for those awards that have already settled by the transition date. The estimated impact on transition for the awards that have not settled by the date of transition is a decrease to opening retained earnings of approximately $21 million offset by an increase in other liabilities of $20 million and a decrease in deferred tax assets of $1 million.
Employee benefits
Under IFRS 1, an entity may elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.
     The Bank will likely elect to use the employee benefits exemption. The estimated impact of this election would be a reduction to opening retained earnings of approximately $1.5 billion after-tax. The impact under IFRS differs from Canadian GAAP amounts due to adjustments for items such as using an October 31 measurement date for the actuarial valuation, and using fair values for determining the expected return on plan assets.
Cumulative translation differences
IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income (AOCI) to opening retained earnings on transition.
     The Bank will likely elect to use this exemption. The reclassification of the cumulative translation loss from AOCI to opening retained earnings would be $4.5 billion, which was the Canadian GAAP amount as at October 31, 2010.
     Certain adjustments to the cumulative translation differences under Canadian GAAP may be required as the Bank finalizes the impact of the changes to the functional currency of some of its reporting units under IFRS. Such adjustments will also impact opening retained earnings.
Scotiabank Second Quarter Report 2011      15

MANAGEMENT’S DISCUSSION & ANALYSIS
Derecognition of financial assets and liabilities
Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantively transferred. As a result of the differences in criteria, transfers of certain financial assets that previously qualified for derecognition under Canadian GAAP will no longer qualify under IFRS.
     The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) Programs receive off-balance sheet treatment under Canadian GAAP. These mortgage securitization transactions will not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), currently classified as available-for-sale on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.
     In December 2010, the IASB issued amendments to IFRS 1 to allow first-time adopters the option of applying the IFRS derecognition requirements prospectively to transactions occurring on or after an entity’s transition date; or retrospectively from a date of the entity’s choosing. In February 2011, OSFI issued an advisory requiring all federally regulated entities to apply the derecognition requirements retrospectively from January 1, 2004.
     Application of the derecognition criteria from January 1, 2004, is estimated to result in an increase in residential mortgages and other assets of approximately $31 billion, an increase in deposits and other liabilities of approximately $15 billion and a decrease in available-for-sale securities of approximately $16 billion. The net impact to opening retained earnings would be an increase of approximately $140 million after-tax. In addition, there would be a decrease in AOCI of approximately $340 million after-tax related to the available-for-sale securities.
Future changes in standards
The Bank actively monitors developments and changes in standards from the International Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory requirements from the Canadian Securities Administrators and OSFI.
     The IASB has issued revised standards on consolidation and fair value measurement in May 2011 with an effective date of January 1, 2013 (for the Bank’s fiscal 2014). The IASB expects to issue revised standards on employee benefits in June 2011 and expects to finalize changes to standards on impairment of financial assets, hedge accounting (excluding portfolio hedging), and offsetting of financial assets in the second half of 2011. These changes are expected to impact the Bank post fiscal 2012, after the Bank has adopted IFRS.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the quarter ended April 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 87 and 140 of the 2010 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Outlook
In the opening months of 2011, relatively solid economic gains were recorded in Canada, Mexico, and the larger European countries. In addition, there were strong performances in Asia-Pacific and Latin America where the Bank has active operations. In contrast, U.S. growth slowed early in the year, though the economy’s forward momentum is being supported by the improving trend in employment, car sales, and exports.
     The global economy is now transitioning to a slower but sustainable growth path. Internationally, supply-chain disruptions caused by Japan’s catastrophe will temporarily dampen manufacturing activity. The rising cost of energy and food is contributing to increased inflation and pressuring policy-makers to tighten policy, especially in the faster-growing emerging economies. Recurring sovereign debt problems in Europe, the unwinding of excessive household leverage and the shift towards fiscal restraint, are adding to the slowdown in global activity.
     Nevertheless the solid results achieved during the first half of the year, and the positive macroeconomic projections for the markets where we operate, the Bank is well-positioned to achieve its objectives for the full year.
16       Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review

Canadian Banking	For the three months ended					For the six months ended
(Unaudited) ($ millions)	April 30	January 31		April 30		April 30	April 30
(Taxable equivalent basis)(1)	2011	2011	(2)	2010	(3)	2011	2010	(3)

Business segment income
Net interest income	$1,170	$1,254		$1,222		$2,424	$2,456
Provision for credit losses	145	165		189		310	370
Other income	328	338		337		666	648
Non-interest expenses	737	737		720		1,474	1,454
Provision for income taxes	172	193		199		365	393
Non-controlling interest in net income of subsidiaries	N/A	N/A		—		N/A	1

Net income	$444	$497		$451		$941	$886

Net income attributable to non-controlling interests	$1	$1		$ N/A		$2	$ N/A
Net income attributable to equity holders of the Bank	$443	$496		$451		$939	$886

Other measures
Return on economic equity(1)	37.4%	40.4%		40.5%		38.9%	38.3%
Average assets ($ billions)	$207	$206		$195		$206	$194

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(3)	Amounts for April 30, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Q2 2011 vs Q2 2010
Canadian Banking reported net income of $444 million this quarter, which compared to net income before non-controlling interests of $451 million in the same period last year, a decrease of $7 million or 2%. Return on economic equity declined to 37.4% from 40.5%.
     Average assets before securitization grew $12 billion or 6% from the same quarter last year. The increase was due primarily to growth of $11 billion (8%) in residential mortgages, $1 billion (8%) in consumer automotive, and $1 billion (7%) in demand loans. Average deposits grew $6 billion, an increase of 4%, as strong growth was recorded in personal high interest savings accounts, personal chequing accounts, and third party channel deposits. The growth reflected a number of deposits and payment initiatives including “Let the Saving Begin”, and resulted in market share gains.
     Total revenues decreased $61 million or 4% from the same period last year with declines in both net interest income and other income.
     Net interest income of $1,170 million was down $52 million or 4% from the second quarter of last year. Solid asset and deposit growth was offset by a decrease in the net interest margin reflecting higher wholesale funding costs. In addition, the net interest margin was negatively impacted by consumer preference for lower yielding variable rate mortgages and maturing of older higher yield fixed rate mortgages.
     Other income decreased $9 million or 3% from the same quarter last year, entirely due to a gain on sale of securities in the same quarter last year. This quarter benefitted from higher transaction-based fees in both personal and non-personal banking, including increased Visa card usage as well as higher foreign exchange revenues.
     The provision for credit losses was $145 million this quarter, down from $189 million in the same quarter last year as a result of lower provisions in both the retail and commercial portfolios.
     Non-interest expenses rose 2% from the same quarter last year due to the impact of higher pension costs, the new harmonized sales tax and annual merit increases in salaries. Partially offsetting these were lower bank card fraud losses.
Q2 2011 vs Q1 2011
Quarter over quarter, net income declined by $53 million or 11%. Return on economic equity was 37.4% versus 40.4% last quarter.
     Average assets before securitization rose $1 billion or 1%, led by continued growth in retail mortgages and indirect Scotia Plan Loans. Deposits increased $1 billion or 1%, primarily in registered term deposits following the RRSP season which resulted in increased market share.
     Total revenue declined $94 million, down 6% from the record levels last quarter.
     Net interest income decreased by 7%, primarily from three fewer days in the quarter, lower yielding variable rate mortgages and the maturity of older higher yielding fixed rate mortgages.
     Other income was down $10 million or 3% quarter over quarter, due primarily to lower gains on securities.
Scotiabank Second Quarter Report 2011      17

MANAGEMENT’S DISCUSSION & ANALYSIS
     The provision for credit losses was $145 million, down from $165 million in the previous quarter as a result of lower provisions in both the retail and commercial portfolios.
     Quarter over quarter, non-interest expenses remained unchanged at $737 million. The first quarter included a gain on the wind up of a subsidiary pension plan. Excluding this item, expenses decreased due largely to the shorter quarter, and lower stock-based compensation.

International Banking	For the three months ended					For the six months ended
(Unaudited) ($ millions)	April 30	January 31		April 30		April 30	April 30
(Taxable equivalent basis)(1)	2011	2011	(2)	2010	(3)	2011	2010	(3)

Business segment income
Net interest income	$963	$973		$789		$1,936	$1,687
Provision for credit losses	106	107		173		213	350
Other income	353	338		348		691	698
Non-interest expenses	700	761		618		1,461	1,256
Provision for income taxes	108	83		89		191	252
Non-controlling interest in net income of subsidiaries	N/A	N/A		18		N/A	34

Net income	$402	$360		$239		$762	$493

Net income attributable to non-controlling interests	$16	$18		$ N/A		$34	$ N/A
Net income attributable to equity holders of the Bank	$386	$342		$239		$728	$493

Other measures
Return on economic equity(1)	15.9%	13.8%		11.9%		14.9%	12.2%
Average assets ($ billions)	$89	$90		$80		$89	$81

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(3)	Amounts for April 30, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Q2 2011 vs Q2 2010
International Banking had record net income in the second quarter of $402 million, which compared to net income before non-controlling interests of $257 million in the same period last year, an increase of $145 million or 56%. This includes $52 million negative goodwill on a recent acquisition. Acquisitions continue to provide strong growth in earnings and contributed approximately a third of the increase over last year. Return on economic equity was 15.9% versus 11.9% last year.
     Average assets were $89 billion this quarter, an increase of $9 billion or 11% from the same period last year. Growth through acquisitions, mainly R-G Premier Bank of Puerto Rico, combined with strong organic growth in commercial lending (11%) particularly in Asia and Peru, and retail lending (7%) in Peru, Chile and the Caribbean, more than offset the negative impact of foreign currency translation. Underlying growth in low-cost deposits of 9% was wide-spread, led by the Caribbean region and Peru.
     Total revenues increased a substantial $179 million or 16%, over the same period last year, with significant growth in net interest income despite the negative impact of foreign currency translation.
     Net interest income was $963 million, up $174 million or 22% over last year mainly from the benefit of acquisitions, the positive impact of financial instruments used for asset/liability management purposes and broad based organic loan growth.
     Other income was $353 million, up $5 million or 1% compared to last year. This included $52 million of negative goodwill, of which $26 million related to the adoption of the new accounting standards. Mostly offsetting were lower securities gains as last year’s results included a gain on the sale of Siam City Bank shares.
     The provision for credit losses was $106 million this quarter, compared to $173 million in the same period last year. The lower provisions were primarily attributable to the commercial portfolios in the Caribbean and Chile and to a lesser extent, lower retail provisions in Chile and Peru.
     Non-interest expenses were $700 million, up $82 million or 13% year over year, primarily from the impact of new acquisitions and the investment in growth initiatives.
     The effective tax rate decreased to 21.1% from 25.7% reflecting lower income in low tax rate jurisdictions in 2010, and non-taxable gain from negative goodwill.
Q2 2011 vs Q1 2011
Quarter over quarter, net income was up $42 million, or 12%. Return on economic equity was 15.9% compared to 13.8% last quarter.
     At $89 billion, average assets were down 1% compared to last quarter, entirely due to the adverse impact of foreign currency translation. Underlying growth was 1% due primarily to growth in commercial loans across most
18      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
regions, and retail loans in Peru. Low-cost deposits grew 2% with the Caribbean and Peru as the main contributors.
     Total revenue increased $5 million over last quarter, as a $15 million increase in other income was partly offset by lower net interest income.
     Net interest income decreased $10 million or 1% quarter over quarter, to $963 million. Excluding the adverse foreign currency translation, net interest income was up slightly from continued commercial loan growth across most regions, higher retail loan volumes in Peru and a widening of the margin.
     Other income was $353 million, up $15 million from last quarter. The gain from negative goodwill was partly offset by the negative impact of foreign currency translation and lower fee-based revenues in Chile and the Caribbean.
     The provision for credit losses was $106 million this quarter, compared to $107 million last quarter. Retail provisions in Mexico were higher this quarter given that last quarter’s provisions benefitted from a one-time recovery under the Mexican government’s mortgage support program. More than offsetting this increase were net reversals and recoveries of commercial provisions in Chile, and moderately lower retail provisions in the Caribbean.
     Non-interest expenses of $700 million decreased $61 million or 8% from last quarter, or 6% excluding foreign currency translation. The reduction was due primarily to lower stock-based compensation, business and capital taxes, technology costs, and professional expenses, as well as last quarter’s wind-up of a loyalty program in Mexico.
     The effective tax rate was 21.1%, up from last quarter’s 18.8%, as last quarter benefitted from the positive impact of tax rate changes on future tax liabilities in certain jurisdictions. Partly offsetting the quarter-over-quarter increase was the impact of the non-taxable gain from negative goodwill.

Global Wealth Management	For the three months ended				For the six months ended
(Unaudited) ($ millions)	April 30	January 31		April 30	April 30	April 30
(Taxable equivalent basis)(1)	2011	2011	(2)	2010	2011	2010

Business segment income
Net interest income	$88	$83		$83	$171	$174
Provision for credit losses	1	—		—	1	(1)
Other income	1,008	520		466	1,528	903
Non-interest expenses	545	338		297	883	593
Provision for income taxes	61	42		44	103	85
Non-controlling interest in net income of subsidiaries	N/A	N/A		9	N/A	18

Net income	$489	$223		$199	$712	$382

Net income attributable to non-controlling interests	$7	$7		$ N/A	$14	$ N/A
Net income attributable to equity holders of the Bank	$482	$216		$199	$698	$382

Other measures
Return on economic equity(1)	26.6%	19.8%		20.0%	24.0%	18.9%
Assets under administration(1)	$280	$203		$186	$280	$186
Assets under management(1)(3)	$107	$57		$51	$107	$51
Average assets ($ billions)	$9	$9		$8	$9	$8

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(3)	Amounts have been restated to conform with the new definitions presented on page 5.
Q2 2011 vs Q2 2010
Global Wealth Management reported net income of $489 million this quarter, which compared to net income before non-controlling interests of $208 million in the same period last year. The increase of $290 million includes a gain of $260 million from the revaluation of the original 18% investment in DundeeWealth. These results reflected a very strong performance from the existing wealth management business, which was up 25%, excluding our investments in DundeeWealth and CI Financial. DundeeWealth contributed modestly to net income this quarter due to the $27 million impact (after-tax) of one-time transaction and integration costs relating to the acquisition.
     Assets under management (AUM) of $107 billion increased $56 billion or 109% from the same quarter last year, mainly due to the acquisition of DundeeWealth. AUM was up 13% for the other Canadian and international wealth management businesses from strong sales and improved markets. Assets under administration (AUA) increased $94 billion or 51% to $280 billion, due largely to DundeeWealth. AUA for the other wealth management businesses grew by 11% due to new client assets and improved market conditions. AUM and AUA relating to the Bank’s investment in CI Financial are not included in these results.
Scotiabank Second Quarter Report 2011      19

MANAGEMENT’S DISCUSSION & ANALYSIS
     Total revenues increased $548 million or 100% from the same quarter last year, primarily from the revaluation gain on the original investment in DundeeWealth, strong contributions from DundeeWealth, growth in fees and insurance revenues. The growth in fee revenue was from higher levels of AUM and AUA and higher retail brokerage fees from increased trading volumes. Total revenue for the quarter was $1,096 million, of which approximately 89% was attributable to wealth management and 11% to the insurance businesses. Excluding the gain, the ratio was 86% and 14% respectively.
     Net interest income was $88 million, an increase of $5 million or 6% from the same quarter of last year, was driven by higher average deposits partly offset by margin compression on longer term deposits.
     Other income of $1,008 million includes the revaluation gain on the original investment in DundeeWealth. Excluding the accounting gain, other income grew by $282 million or 61% due to the increased ownership interest in DundeeWealth, new mutual fund sales and higher AUM in mutual funds due in part to strong growth in average assets. In addition, there were increases in full service brokerage and online brokerage fees from higher trading volumes and improved market conditions. Growth in insurance income was due mainly to stronger international sales. Other income also included a proportionate share of the net income earned from our investment in CI Financial.
     Non-interest expenses rose 84% from the same quarter last year with the consolidation of DundeeWealth’s operations, transaction and integration costs from the acquisition, higher volume related expenses and increases in expenses to support business growth.
Q2 2011 vs Q1 2011
Quarter over quarter, net income grew by $266 million or 119% including the revaluation gain on the original investment in DundeeWealth. Underlying growth reflected solid results from wealth management businesses and slightly lower earnings from Global Insurance given fewer days in the quarter. The contribution from DundeeWealth to net income was relatively modest this quarter due to one-time transaction and integration costs from the acquisition.
     Total revenue rose $493 million or 82% quarter over quarter, due mainly to the revaluation gain noted above and higher fee income. Quarter-over-quarter growth in AUM and AUA was 90% and 38% respectively. Excluding Dundee-Wealth, AUM and AUA growth was 2% and 2% respectively.
     Net interest income was up $4 million or 5% quarter over quarter, driven by higher average deposits partly offset by margin compression on longer term deposits.
     Other income increased by $489 million or 94% quarter over quarter, including the $260 million revaluation gain noted above. Revenues were up from the consolidation of Dundee-Wealth and higher mutual fund fees, full service brokerage revenues and insurance income.
     Non-interest expenses were 61% above last quarter primarily from the consolidation of DundeeWealth operations. There were higher volume related expenses, including performance-based compensation which was driven by strong fee-based revenue growth in the advice-based and asset management businesses. Partially offsetting this increase was lower stock-based compensation due to the seasonal impact of new grants.

Scotia Capital	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(1)	2011	2011 (2)	2010	2011	2010

Business segment income
Net interest income	$236	$252	$275	$488	$579
Provision for credit losses	10	(3)	(24)	7	(10)
Other income	559	552	583	1,111	1,179
Non-interest expenses	360	386	299	746	606
Provision for income taxes	68	113	192	181	390

Net income	$357	$308	$391	$665	$772

Net income attributable to non-controlling interests	$—	$—	$ N/A	$—	$ N/A
Net income attributable to equity holders of the Bank	$357	$308	$391	$665	$772

Other measures
Return on economic equity(1)	25.3%	20.2%	24.0%	22.6%	22.0%
Average assets ($ billions)	$185	$178	$156	$181	$158

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
20      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Q2 2011 vs Q2 2010
Scotia Capital reported net income this quarter of $357 million. This compares to net income before non-controlling interests of $391 million in the same period last year, a decline of $34 million or 9%. Return on economic equity was 25.3% this quarter compared to 24.0% last year.
     Average assets increased $29 billion or 19% from the same period last year. Securities purchased under resale agreements were up $12 billion and trading securities grew by $15 billion, reflecting the expansion of the fixed income business. Loans in the precious metals business were also up by $4 billion, largely due to price increases in gold and silver. This growth was partly offset by a year-over-year decline of $5 billion or 15% in corporate loans and acceptances, across all geographies.
     Total revenues in the second quarter were $795 million, a decline of $63 million or 7% from the same quarter last year. This primarily reflects lower results in the institutional equities business within Global Capital Markets. Total revenue reported by Global Corporate and Investment Banking was virtually unchanged from last year, as lower lending volumes were offset by higher investment banking revenues, including record results from Scotia Waterous.
     Net interest income decreased $39 million or 14% from last year, mainly due to a decline in loan origination fees and lower loan volumes reported by Global Corporate and Investment Banking. Lower interest income from trading operations also contributed to the year-over-year decline.
     Scotia Capital’s provision for credit losses was $10 million this quarter, compared to net reversals and recoveries of $24 million in the same period last year. New provisions in Canada and Europe were somewhat offset by reversals and recoveries in the United States. Last year’s recoveries specific to the automotive industry included a $19 million reversal of the sectoral allowance.
     Other income decreased $24 million or 4% from the same quarter last year. This decline was driven by lower trading revenues, primarily from the institutional equities business which were below the high levels achieved in the first half of last year. This decline was partially offset by growth in investment banking revenues and higher net gains on securities.
     Non-interest expenses were $360 million this quarter, up $61 million from the second quarter of last year. The increase mainly reflects higher remuneration and benefits expenses, technology and other support costs for growth initiatives in the trading businesses, as well as higher legal expenses.
     The provision for income taxes fell in the current quarter compared to last year mainly due to a higher level of tax-exempt income and a decrease in the Canadian statutory rate.
Q2 2011 vs Q1 2011
Net income increased $49 million or 16% from last quarter.
     Average assets rose $7 billion this quarter, primarily from a $5 billion increase in trading securities in the fixed income and institutional equities businesses. The precious metals business also reported higher loan assets, mainly reflecting higher precious metal prices. Corporate loans and acceptances declined marginally, due partly to the impact of the strengthening Canadian dollar.
     Total revenues this quarter of $795 million declined slightly from $804 million in the previous quarter, due mainly to a modest decrease in the trading businesses, as reductions in institutional equities and precious metals were largely offset by stronger fixed income revenues. Revenues reported by Global Corporate and Investment Banking were at the same level as last quarter, as higher investment banking revenues were offset by lower corporate lending revenues.
     Net interest income declined 6% compared to the prior quarter reflecting lower spreads earned in Canada and the United States as well as reduced loan origination fees. These declines were partially offset by a modest increase in interest income from trading operations.
     Scotia Capital’s provision for credit losses was $10 million this quarter, compared to net reversals and recoveries of $3 million in the previous quarter. New provisions in Canada and Europe were somewhat offset by reversals and recoveries in the United States.
     Other income increased slightly by $7 million or 1% over the prior quarter, driven by higher net gains on non-trading securities. Investment banking revenues also rose along with credit fees earned in Canada. The increases were partially offset by lower trading revenues reported in the precious metals, fixed income and institutional equities businesses.
     Total non-interest expenses this quarter were $360 million representing a 7% decline from last quarter. The decline was primarily a result of lower stock-based compensation, which is cyclically higher in the first quarter. Salaries and benefits costs also declined during the quarter, but were partially offset by higher technology expenses and legal provisions.
     The provision for income taxes fell in comparison to the prior quarter mainly due to a higher level of tax-exempt income.
Scotiabank Second Quarter Report 2011      21

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30	January 31	April 30	April 30	April 30
(Taxable equivalent basis)(2)	2011	2011 (3)	2010 (4)	2011	2010 (4)

Business segment income
Net interest income(5)	$(243)	$(262)	$(311)	$(505)	$(691)
Provision for credit losses	—	—	—	—	—
Other income	55	77	81	132	146
Non-interest expenses	36	64	33	100	67
Provision for income taxes(5)	(75)	(61)	(80)	(136)	(164)

Net income	$(149)	$(188)	$(183)	$(337)	$(448)

Net income attributable to non-controlling interests	$—	$—	$ N/A	$—	$ N/A
Net income attributable to equity holders of the Bank	$(149)	$(188)	$(183)	$(337)	$(448)

Other measures
Average assets ($ billions)	$67	$54	$66	$62	$62

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(4)	Amounts for April 30, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.

(5)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2011 ($69), January 31, 2011 ($71), and April 30, 2010 ($71), and for six months ended April 30, 2011 ($140), and April 30, 2010 ($146) to arrive at the amounts reported in the Consolidated Statement of Income.
Q2 2011 vs Q2 2010
The Other segment had a net loss of $149 million in the second quarter, compared to a net loss of $183 million in the same quarter of last year.
     Net interest income and the provision for income taxes include the elimination of the tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $69 million in the second quarter, compared to $71 million in the same period last year.
     Total revenue this quarter was negative $188 million, an improvement of $42 million from the prior year.
     Net interest income was negative $243 million this quarter as compared to negative $311 million in the same quarter last year. The year-over-year improvement was mainly due to the increase in wholesale rates used for transfer pricing with the business segments and a favourable change in the fair value of financial instruments used for asset/liability management purposes.
     Other income was $55 million in the second quarter, $26 million lower than last year. The decrease was partly due to lower net gains on securities.
     Non-interest expenses were $36 million this quarter, an increase of $3 million from last year.
     The provision for income taxes was a credit of $75 million this quarter, a decline of $5 million from the prior year.
Q2 2011 vs Q1 2011
There was a net loss of $149 million in the second quarter, an improvement of $39 million from a net loss of $188 million in the prior quarter.
     The elimination of the tax-exempt income gross-up was $69 million this quarter, relatively unchanged from last quarter.
     Total revenue this quarter was negative $188 million, comparable to last quarter.
     Net interest income was negative $243 million in the second quarter, compared to negative $262 million last quarter, mainly due to the change in the fair value of financial instruments used for asset/liability management purposes.
     Other income was $55 million in the second quarter, $22 million below last quarter. This decrease was due mainly to lower securitization revenues.
     Non-interest expenses were $36 million this quarter, $28 million lower than last quarter mainly from lower stock-based compensation and legal costs and a decrease in technology project expenses.
     The provision for income taxes was a credit of $75 million this quarter, an increase of $14 million from the prior quarter.
22      Scotiabank Second Quarter Report 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended				For the six months ended
	April 30	January 31		April 30	April 30	April 30
(Unaudited) ($ millions)	2011	2011	(2)	2010	2011	2010

Business segment income
Net interest income	$2,214	$2,300		$2,058	$4,514	$4,205
Provision for credit losses	262	269		338	531	709
Other income	2,303	1,825		1,815	4,128	3,574
Non-interest expenses	2,378	2,286		1,967	4,664	3,976
Provision for income taxes	334	370		444	704	956
Non-controlling interest in net income of subsidiaries	N/A	N/A		27	N/A	53

Net income	$1,543	$1,200		$1,097	$2,743	$2,085

Net income attributable to non-controlling interests	$24	$26		$ N/A	$50	$ N/A
Net income attributable to equity holders of the Bank	$1,519	$1,174		$1,097	$2,693	$2,085

Other measures
Return on equity(1)	22.9%	18.7%		19.9%	20.6%	18.7%
Average assets ($ billions)	$557	$537		$505	$547	$503

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
Geographic highlights

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2011	2011	2010	2011	2010

Geographic segment income(1)
Canada	$1,079	$783	$687	$1,862	$1,340
United States	69	90	137	159	268
Mexico	77	57	64	134	133
Other international	490	433	386	923	735
Corporate adjustments	(172)	(163)	(177)	(335)	(391)

Net income	$1,543	$1,200	$1,097	$2,743	$2,085

Average assets ($ billions)
Canada	$348	$347	$330	$348	$331
United States	58	45	52	51	50
Mexico	19	19	18	18	18
Other international	118	116	98	117	97
Corporate adjustments	14	10	7	13	7

	$557	$537	$505	$547	$503

(1)	Amounts for April 30, 2010, have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Quarterly Financial Highlights

				For the three months ended
	April 30	Jan. 31		Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2011	2011		2010	2010	2010	2010	2009	2009
Total revenue ($ millions)	$4,517	$4,125		$3,942	$3,784	$3,873	$3,906	$3,735	$3,775
Total revenue (TEB(1)) ($ millions)	4,586	4,196		4,012	3,854	3,944	3,981	3,808	3,843
Net income ($ millions)	1,543	1,200	(2)	1,092	1,062	1,097	988	902	931
Basic earnings per share ($)	1.36	1.08		1.00	0.98	1.02	0.92	0.84	0.87
Diluted earnings per share ($)	1.36	1.07		1.00	0.98	1.02	0.91	0.83	0.87

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
Scotiabank Second Quarter Report 2011      23

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

			Dividend	Number
	Amount		rate	outstanding
As at April 30, 2011	($ millions)	Dividend	(%)	(000s)

Common shares(1)	$7,971	$0.52	—	1,082,227

Preferred shares(1)
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(11)	409	0.231250	3.70	16,346

				Number
	Amount	Distri-	Yield	outstanding
Trust securities	($ millions)	bution	(%)	(000s)

Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(12)(13)	$750	$33.13	6.626%	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(12)(13)	750	31.41	6.282	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(12)(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities — Series 2009-1 issued by Scotiabank Tier 1 Trust(12)(13)	650	39.01	7.802	650

		Interest	Number
	Amount	rate	outstanding
Trust subordinated notes	($ millions)	(%)	(000s)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(13)(14)	$1,000	5.25%	1,000

Number
outstanding
Options	(000s)

Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)	23,486

(1)	Dividends on common shares are paid quarterly. As at May 20, 2011, the number of outstanding common shares and options was 1,082,294 thousand and 23,476 thousand, respectively. This includes 31 million common shares issued on February 1, 2011 as consideration for the acquisition of DundeeWealth Inc. and 1,293 thousand options in respect of DundeeWealth Inc.’s stock option plans.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.

(3)	These preferred shares have conversion features (refer to Note 14 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.

(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.

(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.

(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.

(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.

(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.

(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.

(11)	The initial declared dividend was paid on April 27, 2011, in an amount of $0.21541 per share. Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.

(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(13)	Reported in deposits on the Consolidated Balance Sheet.

(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the consolidated financial statements in the Bank’s 2010 Annual Report for further details).

(15)	Included are 14,930 thousand stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14, 15 and 18 of the October 31, 2010, consolidated financial statements presented in the Bank’s 2010 Annual Report.
24       Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended				For the six months ended
	April 30	January 31		April 30	April 30	April 30
(Unaudited) ($ millions)	2011	2011	(1)	2010	2011	2010

Interest income
Loans	$3,138	$3,267		$2,889	$6,405	$5,864
Securities	1,326	1,072		1,030	2,398	2,054
Securities purchased under resale agreements	89	91		39	180	75
Deposits with banks	81	83		71	164	146

	4,634	4,513		4,029	9,147	8,139

Interest expenses
Deposits	1,952	1,731		1,649	3,683	3,248
Subordinated debentures	81	77		57	158	128
Capital instrument liabilities	—	6		9	6	18
Other	387	399		256	786	540

	2,420	2,213		1,971	4,633	3,934

Net interest income	2,214	2,300		2,058	4,514	4,205
Provision for credit losses (Note 4)	262	269		338	531	709

Net interest income after provision for credit losses	1,952	2,031		1,720	3,983	3,496

Other income
Card revenues	107	114		100	221	210
Deposit and payment services	226	227		216	453	436
Mutual funds	323	161		140	484	265
Investment management, brokerage and trust services	266	213		199	479	391
Credit fees	210	205		212	415	417
Trading revenues	220	289		322	509	607
Underwriting fees and other commissions	180	166		132	346	275
Foreign exchange other than trading	106	93		89	199	170
Net gain (loss) on securities, other than trading	89	26		137	115	228
Securitization revenues	37	54		22	91	40
Other	539	277		246	816	535

	2,303	1,825		1,815	4,128	3,574

Net interest and other income	4,255	3,856		3,535	8,111	7,070

Non-interest expenses
Salaries and employee benefits	1,339	1,308		1,143	2,647	2,330
Premises and technology	431	407		360	838	731
Communications	88	85		81	173	167
Advertising and business development	98	93		77	191	155
Professional	70	63		44	133	94
Business and capital taxes	44	52		40	96	77
Other	308	278		222	586	422

	2,378	2,286		1,967	4,664	3,976

Income before the undernoted	1,877	1,570		1,568	3,447	3,094
Provision for income taxes	334	370		444	704	956
Non-controlling interest in net income of subsidiaries	N/A	N/A		27	N/A	53

Net income	$1,543	$1,200		$1,097	$2,743	$2,085

Net income attributable to non-controlling interests	24	26		N/A	50	N/A
Net income attributable to equity holders of the Bank	1,519	1,174		1,097	2,693	2,085
Preferred shareholders	55	51		49	106	98
Common shareholders	1,464	1,123		1,048	2,587	1,987

Average number of common shares outstanding (millions):
Basic	1,079	1,044		1,030	1,061	1,028
Diluted	1,080	1,044		1,031	1,062	1,029

Earnings per common share (in dollars)(2):
Basic	$1.36	$1.08		$1.02	$2.44	$1.93
Diluted	$1.36	$1.07		$1.02	$2.44	$1.93

Dividends per common share (in dollars)	$0.52	$0.49		$0.49	$1.01	$0.98

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2011      25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	April 30	January 31		October 31
(Unaudited) ($ millions)	2011	2011	(1)	2010

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,676	$3,680		$3,730
Interest-bearing deposits with banks	58,726	39,760		35,800
Precious metals	9,000	8,510		6,497

	71,402	51,950		46,027

Securities
Trading	76,253	71,325		64,684
Available-for-sale (Note 2)	48,374	47,577		47,228
Equity accounted investments	4,298	4,643		4,651

	128,925	123,545		116,563

Securities purchased under resale agreements	25,890	33,171		27,920

Loans
Residential mortgages	119,999	120,527		120,482
Personal and credit cards	60,991	61,516		62,548
Business and government	108,526	105,323		103,981

	289,516	287,366		287,011

Allowance for credit losses (Note 4)	2,786	2,801		2,787

	286,730	284,565		284,224

Other
Customers’ liability under acceptances	7,682	7,614		7,616
Derivative instruments	28,371	23,088		26,852
Land, buildings and equipment	2,472	2,469		2,450
Goodwill	4,184	3,026		3,050
Other intangible assets	3,210	585		589
Other assets	12,675	11,255		11,366

	58,594	48,037		51,923

	$571,541	$541,268		$526,657

Liabilities and shareholders’ equity
Deposits
Personal	$131,136	$130,769		$128,850
Business and government	240,345	220,374		210,687
Banks	24,573	23,723		22,113

	396,054	374,866		361,650

Other
Acceptances	7,682	7,614		7,616
Obligations related to securities sold under repurchase agreements	41,268	43,559		40,286
Obligations related to securities sold short	25,470	25,717		21,519
Derivative instruments	34,643	26,966		31,990
Other liabilities	29,179	27,919		28,947
Non-controlling interest in subsidiaries	N/A	N/A		579

	138,242	131,775		130,937

Subordinated debentures	5,887	5,913		5,939

Capital instrument liabilities	—	—		500

Shareholders’ equity
Preferred shares	4,384	3,975		3,975
Common shareholders’ equity
Common shares and contributed surplus	8,029	5,976		5,775
Retained earnings	23,436	22,533		21,932
Accumulated other comprehensive income (loss) (Note 8)	(5,067)	(4,403)		(4,051)

Total common shareholders’ equity	26,398	24,106		23,656

Total equity attributable to equity holders of the Bank	30,782	28,081		27,631
Non-controlling interests	576	633		N/A

Total equity	31,358	28,714		27,631

Total liabilities and equity	$571,541	$541,268		$526,657

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.
The accompanying notes are an integral part of these interim consolidated financial statements.
26      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the six months ended
	April 30	April 30
(Unaudited) ($ millions)	2011	2010

Preferred shares
Balance at beginning of period	$3,975	$3,710
Issued	409	265

Balance at end of period	4,384	3,975

Common shares and contributed surplus
Common shares:
Balance at beginning of period	5,750	4,946
Issued	2,221	386

Balance at end of period	7,971	5,332

Contributed surplus:
Balance at beginning of period	25	—
Stock options (Note 9)	33	26

Balance at end of period	58	26

Total	8,029	5,358

Retained earnings
Balance at beginning of period	21,932	19,916
Net income attributable to equity holders of the Bank	2,693	2,085
Dividends: Preferred	(106)	(98)
Common	(1,073)	(1,007)
Other	(10)	(2)

Balance at end of period	23,436	20,894

Accumulated other comprehensive income (loss)
Balance at beginning of period	(4,051)	(3,800)
Other comprehensive income (loss)	(1,016)	(875)

Balance at end of period	(5,067)	(4,675)

Non-controlling interests
Balance at beginning of period	579	N/A
Interest in net income of subsidiaries	50	N/A
Effects of foreign exchange and others	(31)	N/A
Dividends	(22)	N/A

Balance at end of period	576	N/A

Total shareholders’ equity at end of period	$31,358	$25,552

Consolidated Statement of Comprehensive Income

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2011	2010	2011	2010

Net income attributable to equity holders of the Bank	$1,519	$1,097	$2,693	$2,085

Other comprehensive income (loss), net of income taxes (Note 8):
Net change in unrealized foreign currency translation losses	(760)	(785)	(1,083)	(986)
Net change in unrealized gains on available-for-sale securities	59	(153)	(41)	3
Net change in losses on derivative instruments designated as cash flow hedges	37	82	108	108

Other comprehensive income (loss)	(664)	(856)	(1,016)	(875)

Comprehensive income	$855	$241	$1,677	$1,210

The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Second Quarter Report 2011      27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30	April 30	April 30	April 30
(Unaudited) ($ millions)	2011	2010	2011	2010

Cash flows from operating activities
Net income attributable to equity holders of the Bank	$1,519	$1,097	$2,693	$2,085
Adjustments to determine net cash flows from (used in) operating activities(1)	168	656	523	1,238
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(60)	(93)	(114)	24
Trading securities	(5,436)	(11,759)	(12,287)	(11,905)
Derivative assets	(6,542)	(25)	(3,283)	(319)
Derivative liabilities	8,842	1,509	4,298	878
Other, net	(6,379)	(2,863)	(10,961)	(5,069)

	(7,888)	(11,478)	(19,131)	(13,068)

Cash flows from financing activities
Deposits	29,789	9,477	46,133	26,184
Obligations related to securities sold under repurchase agreements	(1,765)	1,615	1,739	4,695
Obligations related to securities sold short	(88)	9,977	4,265	8,677
Subordinated debentures redemptions/repayments	—	—	—	(11)
Capital instruments liabilities redemptions/repayments	—	—	(500)	—
Preferred shares issued	409	265	409	265
Common shares issued	2,020	218	2,186	365
Cash dividends paid	(616)	(554)	(1,179)	(1,105)
Other, net	112	792	288	747

	29,861	21,790	53,341	39,817

Cash flows from investing activities
Interest-bearing deposits with banks	(20,957)	(1,626)	(25,481)	(16,452)
Securities purchased under resale agreements	6,843	(4,338)	1,282	(3,558)
Loans, excluding securitizations	(11,146)	(6,609)	(18,371)	(10,494)
Loan securitizations	1,503	584	3,484	1,166
Non-trading securities	2,316	2,754	5,474	3,804
Land, buildings and equipment, net of disposals	(119)	(70)	(193)	(75)
Other, net(2)	(338)	(532)	(338)	(596)

	(21,898)	(9,837)	(34,143)	(26,205)

Effect of exchange rate changes on cash and cash equivalents	(79)	(116)	(121)	(156)

Net change in cash and cash equivalents	(4)	359	(54)	388
Cash and cash equivalents at beginning of period	3,680	3,384	3,730	3,355

Cash and cash equivalents at end of period(3)	$3,676	$3,743	$3,676	$3,743

Cash disbursements made for:
Interest	$2,369	$2,020	$4,750	$4,207
Income taxes	$367	$439	$925	$1,217

(1)	Includes the gains of $286 from the adoption of the new accounting standards. Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards related to business combinations adopted effective November 1, 2010.

(2)	For the three and six months ended April 30, 2011, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil and nil, respectively (April 30, 2010 — $203 and $203), net of non-cash consideration of common shares issued from treasury of $1,821 and $1,821 respectively (April 30, 2010 — nil and nil), and net of non-cumulative preferred shares of $409 and $409 (April 30, 2010 — nil and nil).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
28      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements except as discussed below. Note 1 to the Bank’s 2010 annual audited consolidated financial statements describes the Bank’s accounting policies.

1.	Changes in accounting policies

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.

The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interest after the acquisition date.

The Bank has elected to early adopt all three standards retrospectively from November 1, 2010. As a result, all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.

The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:
•	The acquisition accounting is at fair value (under the GAAP prior to adoption only the Bank’s proportionate share of fair value adjustments were accounted for);

•	Non-controlling interest is measured at fair value (excludes proportionate share of goodwill) and treated as equity;

•	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some to be set up at acquisition date;

•	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;

•	When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

•	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to revaluation of the original investment.
The retrospective application of the revised accounting standards has resulted in a restatement of the first quarter consolidated financial statements only with respect to non-controlling interest. Other than the reclassification of non-controlling interest, there was no material impact to the Bank’s consolidated financial statements as at and for the quarter ended January 31, 2011. The reclassifications relating to non-controlling interests were as follows:
•	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.

•	Non-controlling interests’ portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Net income is now apportioned between the Bank’s equity holders and non-controlling interests.
With respect to the second quarter consolidated financial statements, the adoption of these new accounting standards has resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank’s additional investment in DundeeWealth Inc. (DundeeWealth). This additional investment was considered a step-acquisition and accounted for on a fair value basis resulting in a net gain of $260 million from the revaluation of the Bank’s original 18% investment in DundeeWealth.

The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non-monetary assets,
Scotiabank Second Quarter Report 2011      29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
resulting in a higher gain in income under the new standards.

Under prior Canadian GAAP $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized was $52 million.

The adoption of new accounting standards, resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:
•	The gain from the reevaluation of the original investments, is considered part of the purchase consideration; and

•	The common shares issued by the Bank as consideration for the acquisition were valued at closing date price versus announcement date price as per prior GAAP (incremental $110 million).
2.	Available-for-sale securities
An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	April 30, 2011				October 31, 2010
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$8,189	$115	$9	$8,295	$8,927	$166	$1	$9,092
Mortgage-backed securities(2)	20,371	279	13	20,637	18,100	494	13	18,581
Canadian provincial and municipal debt	1,332	19	1	1,350	1,102	29	—	1,131
U.S. treasury and other U.S. agencies’ debt	480	—	2	478	1,226	18	4	1,240
Other foreign governments’ debt	6,635	214	34	6,815	5,458	287	40	5,705
Bonds of designated emerging markets	162	104	—	266	180	132	—	312
Other debt	7,154	162	90	7,226	8,132	217	143	8,206
Preferred shares	468	22	18	472	488	24	37	475
Common shares	2,375	480	20	2,835	2,198	320	32	2,486

Total available-for-sale securities	$47,166	$1,395	$187	$48,374	$45,811	$1,687	$270	$47,228

(1)	Cost for debt securities is amortized cost.

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $20,154 (October 31, 2010 — $17,809). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
The net unrealized gain on available-for-sale securities of $1,208 million (January 31, 2011- gain of $1,164 million; October 31, 2010 — gain of $1,417 million) decreases to a net unrealized gain of $1,126 million (January 31, 2011- gain of $1,058 million; October 31, 2010 — gain of $1,189 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.
Prior period reclassification
As discussed in Note 1 of the Bank’s 2010 annual audited consolidated financial statements, the Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future.
As at April 30, 2011, the fair values of the bond assets and preferred shares were $34 million (January 31, 2011 — $82 million; October 31, 2010 — $128 million) and $48 million (January 31, 2011 — $49 million; October 31, 2010 — $52 million), respectively.
Due to the reclassification of bond assets, for the three and six months ended April 30, 2011, the Bank recorded a pre-tax loss of $13 million (January 31, 2011 — loss of $3 million; April 30, 2010 — gain of $5 million) and a loss of $16 million (April 30, 2010 — gain of $14 million), respectively in other comprehensive income, relating to fair value movements. Due to the reclassification of preferred shares, for the three and six months ended April 30, 2011, the Bank recorded a pre-tax gain of nil (January 31, 2011 — gain of $1 million; April 30, 2010 — loss of $2 million) and a gain of $1 million (April 30, 2010 — gain of $2 million), respectively, in other comprehensive income relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.
30      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3.	Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2011, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 24.7%, an excess spread of 1.1% and a discount rate of 2.0%. The following table summarizes the Bank’s sales.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2011	2011	2010	2011	2010

Net cash proceeds(1)	$1,503	$1,981	$584	$3,484	$1,166
Retained interest	42	41	18	83	37
Retained servicing liability	(9)	(10)	(4)	(19)	(8)

	1,536	2,012	598	3,548	1,195
Residential mortgages securitized(2)	1,517	1,974	590	3,491	1,180

Net gain (loss) on sale(3)	$19	$38	$8	$57	$15

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $3,087 for the three months ended April 30, 2011 (January 31, 2011 — $3,093; April 30, 2010 — $132) and $6,180 for the six months ended April 30, 2011 (April 30, 2010 — $522). These assets are classified as available-for-sale securities and have an outstanding balance of $20,154 (refer to Note 2).

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time. For the three months and six months ended April 30, 2011, these were nil and $817 respectively (three months ended January 31, 2011 — $817; six months ended April 30, 2010 — nil).

(3)	Net of issuance costs.

4.	Impaired loans and allowance for credit losses

(a) Impaired loans

	As at
					January 31	October 31
	April 30, 2011				2011	2010
		Specific
($ millions)	Gross	allowance	(1)	Net	Net	Net

By loan type:
Residential mortgages	$1,623	$270		$1,353	$1,459	$1,472
Personal and credit cards	807	650		157	88	90
Business and government	1,825	454		1,371	1,397	1,482

Total	$4,255	$1,374		$2,881	$2,944	$3,044

By geography:
Canada				$622	$646	$642
United States				99	136	154
Other International				2,160	2,162	2,248

Total				$2,881	$2,944	$3,044

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $447 (January 31, 2011 — $479; October 31, 2010 — $485).

(b) Allowance for credit losses

	As at and for the six months ended
								January 31		October 31
	April 30, 2011							2011		2010
					Other,
				Provision	including
	Balance at			for	foreign	Balance		Balance		Balance
	beginning			credit	currency	at end		at end		at end
($ millions)	of period	Write-offs	Recoveries	losses	adjustment (1)	of period		of period		of period

Specific	$1,386	$(662)	$179	$531	$(52)	$1,382	(2)	$1,401	(2)	$1,386	(2)
General	1,410	—	—	—	2	1,412	(3)	1,410		1,410

	$2,796	$(662)	$179	$531	$(50)	$2,794		$2,811		$2,796

(1)	As at April 30, 2011, includes nil in specific allowances and $2 of general allowances related to acquisitions (January 31, 2011 — nil and nil; October 31, 2010 — $14 and nil).

(2)	As at April 30, 2011, $8 has been recorded in other liabilities (January 31, 2011 — $10; October 31, 2010 — $9).

(3)	The general allowance amount is primarily attributable to business and government loans ($1,222), with the remainder allocated to personal and credit cards ($128) and residential mortgages ($62). The specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.
Scotiabank Second Quarter Report 2011      31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5.	Capital instrument liabilities, trust securities and trust subordinated notes

On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities — Series 2000-1.

6.	Covered bond trust

During the first quarter, the Bank issued covered bonds for 1 billion Australian dollars. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank’s covered bond program. Canada Mortgage and Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a Variable Interest Entity. The Bank consolidates SCB Trust as it is exposed to a majority of the variability of its assets. Total assets in SCB Trust as at April 30, 2011 were approximately $7.7 billion, comprised mainly of residential mortgages.

7.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place as at October 31, 2010.

Regulatory capital ratios

Regulatory capital ratios are determined in accordance with the revised capital framework based on the international convergence of capital measurement and capital standards: A Revised Framework, commonly known as Basel II.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach by fiscal 2013, that currently uses the standardized approach. The Bank uses both internal models and standardized approaches to calculate market risk capital. In the first quarter, the Bank expanded the use of internal market risk models to include some portfolios that were previously under the standardized approach. The Bank uses the standardized approach to calculate the operational risk capital requirements.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at April 30, 2011. OSFI has also prescribed an assets-to-capital leverage multiple; the Bank was in compliance with this threshold as at April 30, 2011.

Bank regulatory capital consists of two components — Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

As at
April 30	January 31	October 31
($ millions)	2011	2011	2010

Total equity attributable to equity holders of the Bank(1)	$30,782	$28,081	$27,631
Non-controlling interest in subsidiaries	576	633	579
Components of accumulated other comprehensive income excluded from Tier 1	(524)	(428)	(457)
Capital instrument liabilities — trust securities	2,900	2,900	3,400
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(4,596)	(3,026)	(3,050)
Other capital deductions(2)	(2,523)	(2,750)	(2,769)

Tier 1 capital	26,615	25,410	25,334

Qualifying subordinated debentures, net of amortization	5,737	5,763	5,790
Trust subordinated notes	1,000	1,000	1,000
Other net capital items(3)	(2,395)	(2,685)	(2,525)

Tier 2 capital	4,342	4,078	4,265

Total regulatory capital	30,957	29,488	29,599

Total risk-weighted assets	$222,304	$215,332	$215,034

Capital ratios
Tier 1 capital ratio	12.0%	11.8%	11.8%
Total capital ratio	13.9%	13.7%	13.8%
Assets-to-capital multiple	17.6	x	17.6	x	17.0	x

(1)	As per the Consolidated Balance Sheet.

(2)	Comprised of 50% of all investments in certain specified corporations and other items.

(3)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
32      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
8.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at April 30, 2011, and other comprehensive income (loss) for the six months then ended were as follows:

Accumulated other comprehensive income (loss)

	As at and for the six months ended
	April 30, 2011				April 30, 2010
	Opening	Net	Ending		Opening	Net	Ending
($ millions)	balance	change	balance		balance	change	balance

Unrealized foreign currency translation losses, net of hedging activities	$(4,508)	$(1,083)	$(5,591	)(1)	$(3,917)	$(986)	$(4,903	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	818	(41)	777	(2)	540	3	543	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(361)	108	(253	)(3)	(423)	108	(315	)(3)

Accumulated other comprehensive income (loss)	$(4,051)	$(1,016)	$(5,067)		$(3,800)	$(875)	$(4,675)

(1)	Net of cumulative income tax expense of $905 (April 30, 2010 — expense of $803).

(2)	Net of cumulative income tax expense of $349 (April 30, 2010 — expense of $253).

(3)	Net of cumulative income tax benefit of $87 (April 30, 2010 — benefit of $103).
Other comprehensive income (loss)

The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three		For the six
	months ended		months ended
	April 30	April 30	April 30	April 30
($ millions)	2011	2010	2011	2010

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation losses(1)	$(1,016)	$(1,127)	$(1,448)	$(1,423)
Net gains on hedges of net investments in self-sustaining foreign operations(2)	256	342	365	437

	(760)	(785)	(1,083)	(986)

Net change in unrealized gains on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	55	(154)	(142)	81
Reclassification of net (gains) losses to net income(4)	4	1	101	(78)

	59	(153)	(41)	3

Net change in losses on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	57	(167)	96	(299)
Reclassification of net (gains) losses to net income(6)	(20)	249	12	407

	37	82	108	108

Other comprehensive income (loss)	$(664)	$(856)	$(1,016)	$(875)

(1)	Net of income tax expense of nil.

(2)	For the three and six months ended April 30, 2011, net of income tax expense of $100 and $142 (April 30, 2010 — expense of $122 and $157, respectively).

(3)	For the three and six months ended April 30, 2011, net of income tax expense of $15 and benefit of $40 (April 30, 2010 — benefit of $86 and $6, respectively).

(4)	For the three and six months ended April 30, 2011, net of income tax expense of $6 and benefit of $18 (April 30, 2010 — benefit of $7 and expense of $29, respectively).

(5)	For the three and six months ended April 30, 2011, net of income tax expense of $20 and $35 (April 30, 2010 — benefit of $60 and $108, respectively).

(6)	For the three and six months ended April 30, 2011, net of income tax expense of $9 and benefit of $6 (April 30, 2010 — benefit of $109 and $179, respectively).
9.	Stock-based compensation

Equity Classified Stock Option Plan

In the first quarter, the Bank granted 3,414,948 options with an exercise price of $55.63 per option and a weighted-average fair value of $9.42 to select employees, under the terms of the Employee Stock Option Plan.

The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.

For equity classified stock options granted to date, amounts of $10 million and $28 million were recorded for the three and six months ended April 30, 2011, respectively to non-interest expenses in the Consolidated Statement of Income with a corresponding increase to contributed surplus within Shareholders’ equity in the Consolidated Balance Sheet.
Scotiabank Second Quarter Report 2011      33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
10.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2011	2011	2010	2011	2010

Benefit expenses
Pension plans	$38	$6	$5	$44	$9
Other benefit plans	33	33	29	66	58

	$71	$39	$34	$110	$67

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
11.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. Effective November 1, 2010, the Bank is reporting under its new business structure that includes its newly created Global Wealth Management business segment.

The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management (GWM) and Scotia Capital.

The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of the consolidated financial statements in the 2010 Annual Report. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables the comparison of net interest income arising from taxable and tax-exempt sources.
34      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Scotiabank’s results, and average assets for the three months ended April 30, 2011, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2011
	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$1,170	$963	$88	$236	$(243)	$2,214
Provision for credit losses	145	106	1	10	—	262
Other income	328	353	1,008	559	55	2,303
Non-interest expenses	737	700	545	360	36	2,378
Provision for income taxes	172	108	61	68	(75)	334

Net income	$444	$402	$489	$357	$(149)	$1,543

Net income attributable to non-controlling interests	$1	$16	$7	$—	$—	$24
Net income attributable to equity holders of the Bank	$443	$386	$482	$357	$(149)	$1,519

Average assets ($ billions)	$207	$89	$9	$185	$67	$557

	For the three months ended January 31, 2011(3)
	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$1,254	$973	$83	$252	$(262)	$2,300
Provision for credit losses	165	107	—	(3)	—	269
Other income	338	338	520	552	77	1,825
Non-interest expenses	737	761	338	386	64	2,286
Provision for income taxes	193	83	42	113	(61)	370

Net income	$497	$360	$223	$308	$(188)	$1,200

Net income attributable to non-controlling interests	$1	$18	$7	$—	$—	$26
Net income attributable to equity holders of the Bank	$496	$342	$216	$308	$(188)	$1,174

Average assets ($ billions)	$206	$90	$9	$178	$54	$537

	For the three months ended April 30, 2010(4)
	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$1,222	$789	$83	$275	$(311)	$2,058
Provision for credit losses	189	173	—	(24)	—	338
Other income	337	348	466	583	81	1,815
Non-interest expenses	720	618	297	299	33	1,967
Provision for income taxes	199	89	44	192	(80)	444
Non-controlling interest in net income of subsidiaries	—	18	9	—	—	27

Net income	$451	$239	$199	$391	$(183)	$1,097

Average assets ($ billions)	$195	$80	$8	$156	$66	$505

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2011 ($69), January 31, 2011 ($71), and April 30, 2010 ($71), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(3)	Refer to Note 1 for changes in accounting policies related to the adoption of the new business combinations standard effective November 1, 2010.

(4)	Amounts have been restated to reflect the reorganization of the business segments which now includes Global Wealth Management.
Scotiabank Second Quarter Report 2011      35

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Scotiabank’s results, and average assets for the six months ended April 30, 2011, allocated by these operating segments, are as follows:

	For the six months ended April 30, 2011 (4)
	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$2,424	$1,936	$171	$488	$(505)	$4,514
Provision for credit losses	310	213	1	7	—	531
Other income	666	691	1,528	1,111	132	4,128
Non-interest expenses	1,474	1,461	883	746	100	4,664
Provision for income taxes	365	191	103	181	(136)	704

Net income	$941	$762	$712	$665	$(337)	$2,743

Net income attributable to non-controlling interests	$2	$34	$14	$—	$—	$50
Net income attributable to equity holders of the Bank	$939	$728	$698	$665	$(337)	$2,693

Average assets ($ billions)	$206	$89	$9	$181	$62	$547

	For the six months ended April 30, 2010(3)
	Canadian	International	Global Wealth	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Management	Capital	Other(2)	Total

Net interest income	$2,456	$1,687	$174	$579	$(691)	$4,205
Provision for credit losses	370	350	(1)	(10)	—	709
Other income	648	698	903	1,179	146	3,574
Non-interest expenses	1,454	1,256	593	606	67	3,976
Provision for income taxes	393	252	85	390	(164)	956
Non-controlling interest in net income of subsidiaries	1	34	18	—	—	53

Net income	$886	$493	$382	$772	$(448)	$2,085

Average assets ($ billions)	$194	$81	$8	$158	$62	$503

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the six months ended April 30, 2011 ($140), and April 30, 2010 ($146) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(3)	Amounts have been restated to reflect the reorganization of the business segments which now include Global Wealth Management.

(4)	Refer to Note 1 for changes in accounting policies related to the adoption of the new business combinations standard effective November 1, 2010.
12.	Financial instruments

Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2010.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counter-party type for non-retail exposures and product type for retail exposures.
36      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)	As at
				January 31	October 31
		April 30, 2011		2011	2010
($ millions)	AIRB(2)	Standardized	Total	Total	Total

By exposure sub-type
Non-retail(2)
Drawn(3)	$203,162	$31,063	$234,225	$203,788	$201,014
Undrawn commitments	48,604	2,828	51,432	52,202	59,197
Other exposures(4)	59,329	1,290	60,619	60,620	56,342

Total non-retail	$311,095	$35,181	$346,276	$316,610	$316,553

Retail
Drawn(5)	$114,879	$28,329	$143,208	$154,430	$153,412
Undrawn commitments	23,843	—	23,843	23,451	6,772

Total retail	$138,722	$28,329	$167,051	$177,881	$160,184

Total	$449,817	$63,510	$513,327	$494,491	$476,737

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at April 30, 2011 and January 31, 2011, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2010.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

Retail standardized portfolio

The retail standardized portfolio of $28 billion as at April 30, 2011 (January 31, 2011 — $29 billion; October 31, 2010 — $29 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $16 billion (January 31, 2011 —$17 billion; October 31, 2010 — $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due or fully secured, and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

		As at
	April 30, 2011				October 31, 2010
			91 days				91 days
($ millions)	31-60 days	61-90 days	and greater	Total	31-60 days	61-90 days	and greater	Total

Residential mortgages	$1,351	$498	$224	$2,073	$1,403	$466	$202	$2,071
Personal and credit cards	369	188	58	615	398	207	58	663
Business and government	308	121	292	721	513	208	189	910

Total	$2,028	$807	$574	$3,409	$2,314	$881	$449	$3,644

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
Scotiabank Second Quarter Report 2011      37

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(b) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

As at
	April 30, 2011						January 31, 2011(1)		April 30, 2010
	Net income		Economic value of equity
								Economic		Economic
	Canadian	Other		Canadian	Other		Net	value	Net	value
($ millions)	dollar	currencies (1)	Total	dollar	currencies (1)	Total	income	of equity	income	of equity

100 bp increase	$143	$68	$211	$46	$(167)	$(121)	$197	$(249)	$101	$(459)
100 bp decrease	(164)	(69)	(233)	(152)	219	67	(200)	198	(175)	400

200 bp increase	$283	$135	$418	$52	$(314)	$(262)	$400	$(500)	$227	$(899)
200 bp decrease	(302)	(140)	(442)	(296)	457	161	(441)	399	(327)	848

(1)	The April 30, 2011 and January 31, 2011, net income and economic value of equity includes Mexican, Chilean and Peruvian currency balance sheets.
Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
As at April 30, 2011, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $34 million (January 31, 2011 — $34 million; April 30, 2010 — $36 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2011, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $190 million (January 31, 2011 — $198 million; April 30, 2010 — $189 million), net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.
Trading portfolio risk management
Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the three months ended			As at	As at
	April 30	April 30, 2011			January 31	April 30
($ millions)	2011	Average	High	Low	2011	2010

Interest rate	$10.4	$11.9	$20.9	$8.5	$9.7	$14.0
Equities	8.9	7.3	10.0	4.9	4.8	3.6
Foreign exchange	1.1	1.4	2.4	0.5	1.6	1.5
Commodities	1.5	2.0	2.8	1.4	2.6	1.9
Diversification	(9.6)	(10.5)	N/A	N/A	(9.2)	(6.0)

All-Bank VaR	$12.3	$12.1	$19.6	$8.8	$9.5	$15.0

38      Scotiabank Second Quarter Report 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $152 million (January 31, 2011 — $162 million; April 30, 2010 — $167 million). The maximum length of cash flow hedges outstanding was less than 9 years (January 31, 2011 — less than 9 years; October 31, 2010 — less than 9 years). Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $10 million during the three months ended April 30, 2011 (January 31, 2011 — gain of $28 million; April 30, 2010 — gain of $44 million), of which a gain of $11 million (January 31, 2011 — gain of $26 million; April 30, 2010 — gain of $10 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the six months ended April 30, 2011, the Bank recorded a gain of $38 million (April 30, 2010 — gain of $71 million) of which a gain of $37 million (April 30, 2010 — gain of $11 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Financial instruments designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
These portfolios include:
–	loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.

–	loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.

–	certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.

–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.
The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value.

	Fair value			Change in fair value(1)
	As at			For the three months ended			For the six months ended
	April 30	January 31	October 31	April 30	January 31	April 30	April 30	April 30
($ millions)	2011	2011	2010	2011	2011	2010	2011	2010

Loans hedging derivative exposures(2)	$1,261	$1,480	$2,096	$11	$61	$90	$72	$189
Proprietary loans	1	1	2	(1)	—	(5)	(1)	(6)
Debt and equity investments	1,884	2,423	2,764	5	(22)	(24)	(17)	35
Deposit note liabilities(3)	107	98	99	—	1	2	1	1

(1)	These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.

(2)	The changes in fair value of these loans were substantially offset by the changes in the fair value of the related credit derivatives.

(3)	As at April 30, 2011, the Bank was contractually obligated to pay $106 to the holders of the notes at maturity (January 31, 2011 — $97 and October 31, 2010 — $97).
Scotiabank Second Quarter Report 2011      39

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at
	April 30, 2011(1)				October 31, 2010(1)
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Trading securities(2)	$57,997	$16,792	$1,464	$76,253	$48,869	$14,689	$1,126	$64,684
Available-for-sale securities(3)	12,722	33,707	1,150	47,579	13,801	31,246	1,263	46,310
Derivative instruments	601	27,187	583	28,371	499	25,652	701	26,852
Liabilities:
Obligations related to securities sold short	$19,984	$5,486	$—	$25,470	$17,685	$3,832	$2	$21,519
Derivative instruments	777	31,892	1,974	34,643	506	29,051	2,433	31,990

(1)	Loans and deposit notes designated as trading are classified as Level 2.

(2)	Includes securities designated as trading. Level 2 trading securities are comprised of $4,735 (October 31, 2010 — $4,710) of bonds mainly issued by foreign governments and $12,057 (October 31, 2010 — $9,979) of corporate bonds and other debt and equity instruments which generally trade in public markets.

(3)	Excludes available-for-sale equity securities that are not quoted in an active market of $795 (October 31, 2010 — $918). Level 2 available-for-sale securities include $5,909 (October 31, 2010 — $4,757) of bonds mainly issued by foreign governments and $6,947 (October 31, 2010 — $7,810) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.
13. Acquisitions
Acquisition of DundeeWealth Inc.
On February 1, 2011, the Bank completed its acquisition of DundeeWealth Inc. (DundeeWealth). After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. Subsequently, on March 9, 2011, the Bank acquired the remaining 3% of the common shares of DundeeWealth.
The Bank issued approximately 32 million common shares, 16 million preferred shares and cash totalling $2.8 billion as consideration for the purchase of DundeeWealth. Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank now owns approximately 18% of the issued and outstanding common shares of DCM.
The preliminary purchase price allocation for the DundeeWealth acquisition includes intangibles of $2.6 billion and goodwill of $1.2 billion. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.
40	Scotiabank Second Quarter Report 2011

SHAREHOLDER INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2011
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27
Annual Meeting date for fiscal 2011
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2011, will be held in Saskatoon, Saskatchewan, on Tuesday, April 3, 2012.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on May 31, 2011, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3415 or 1-800-814-4860 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.
     A telephone replay of the conference call will be available from May 31, 2011, to June 15, 2011, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4437454#. The archived audio webcast will be available on the Bank’s website for three months.
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-1273
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
     The Bank of Nova Scotia is incorporated in Canada with limited liability.
Scotiabank Second Quarter Report 2011      41

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